Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:  www.drreddys.com

June 30, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Business Responsibility & Sustainability Report of the Company for the FY2025

Pursuant to Regulation 34(2)(f) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed copy of the Business Responsibility and Sustainability Report (‘BRSR’) for the Financial Year 2024-25. The BRSR forms an integral part of the Integrated Annual Report of the Company for the Financial Year 2024-25

The BRSR is also available on the Company’s website and can be accessed at the following link:

Business Responsibility and Sustainability Report

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT FY2024-25



Executive Summary

Our Business Responsibility & Sustainability Report demonstrates our commitment to the nine principles of the National Guidelines on Responsible Business Conduct (“NGRBC”) as well as our progress against the stated objectives across environmental, social and governance (“ESG”) parameters.

Our Company’s purpose of accelerating access to affordable and innovative medicines across the world provides the foundation for ushering in a healthier tomorrow for all.

A legacy spanning over forty years, our core tenets are deep science, progressive people practices and robust corporate governance. We continue to focus on creating value for all our stakeholders and towards our goal of serving over 1.5 bn patients by 2030.

The BRSR disclosures are in terms of Regulation 34(2)(f) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 and consists of three sections:

- **Section A** provides a broad overview of the business, its offerings, business and operations footprint, employees, related parties, Corporate Social Responsibility (CSR) and transparency
- **Section B** covers management and process disclosures related to the businesses aimed at demonstrating the structures, policies and processes put in place towards adopting the NGRBC Principles and Core Elements
- **Section C** provides essential and leadership indicator-wise disclosures mapped to the nine principles of NGRBC.

  For FY2025, DNV Business Assurance India Private Limited (“DNV”) has issued Independent Assurance Statement for reasonable assurance of the core indicators of BRSR. DNV has also issued the said statement for limited assurance of other than core indicators of BRSR.

KEY HIGHLIGHTS OF BRSR FY2024-25

General and Management Disclosures

- Reasonable Assurance of BRSR core indicators and Limited Assurance of remaining section of BRSR
- Presence in 82 countries outside India
- 30% of Board members are women directors
- 0.4% of workforce are differently abled
- Turnover rate for permanent employees and workers is 19.2% and 12.3% respectively
- Comprehensive disclosure of material risk and opportunities
- Sustainability and CSR Committee act as nodal Committee for ESG related matters
- Comprehensive disclosure of ESG goals and progress made during the year

Principle 1

Conduct and govern with integrity, and in a manner that is ethical, transparent and accountable

- 81% of our employees and 65% workers received periodic training on ethical conduct, aspects of human rights, skilling and wellbeing, and ESG goals and matters.
- No disciplinary action against Directors/KMPs/Employees/ Workers by any law enforcement agencies for charges of bribery/corruption
- No cases of fines, penalties, fees, or settlement amount paid in proceedings (by the entity or by directors/KMPs) with regulators, law enforcement agencies, or judicial institutions

Principle 2

Provide goods and services in a manner that is sustainable and safe

- We conducted Life Cycle Assessment for 2 of our API products and these have no significant social or environmental risks
- 100% of our inputs are sourced from suppliers who abide by our Supplier Code of Conduct
- 99% of our global hazardous waste is sent to industries and recyclers for co-processing and recycling
- 92% of cold boxes are reused at CFA or stockist level

Principle 3

Respect and promote the wellbeing of all employees, including those in value chains

- 100% of our permanent employees and workers are covered under health and accident insurance, and maternity and paternity benefits
- 95% return to work rate and 85.6% retention rate for our permanent employees post parental leave
- 96.1% employees and 65.3% workers were provided skill upgradation training
- 45.1% employees and 52.7% workers were provided health and safety measures training
- 92.4% of employees and 97.9% of workers have undergone performance and career development reviews
- Combined LTIFR per one mn-person hours worked reduced from 0.14 to 0.07

Principle 4

Respect the interests of and be responsive to all its stakeholders

- Comprehensive stakeholder engagement including a new double materiality assessment to understand their impact and financial materiality and stakeholder expectations to inform our ESG strategy
- Evolved process for considering feedback of the stakeholders on economic, environment and social topics by the Board
- Evolved process for engagement and support of the vulnerable and marginalised stakeholders group

Principle 5

Respect and promote human rights

- 71.4% of employees were given training on human rights
- 100% of our employees and permanent workers are paid more than the minimum wage
- Median remuneration of male and female employees was ₹ 0.7 million and ₹ 0.99 million respectively
- 100% of plant or offices were assessed for human rights issues

Principle 6

Respect and make efforts to protect and restore the environment

- 57% of total energy consumption is from renewable sources
- 22% absolute reduction in Scope 1 & 2 emissions from previous financial year
- 68% of electricity consumption through renewable power
- 75,761 KL of harvested rainwater consumed
- 2.5% decrease in reported Scope 3 emissions from previous financial year

Principle 7

Influencing public and regulatory policy, in a responsible and transparent manner

- Associated with seven trade and industry chambers/associations to foster dialogue on industry growth drivers, innovation and shaping public policy
- Public policy advocacy on important issues such as regulatory changes, R&D and intellectual property protection, access and affordability, and counterfeit drugs
- No adverse order/action from regulatory authorities in issues related to anti-competitive conduct

Principle 8

Promote inclusive growth and equitable development

- 51% of input materials were sourced from within India
- Job creation in terms of remuneration in Rural, Semi-urban and Urban was 8%, 2% and 10%, respectively, of total during the year
- Positively impacted 701,558 individuals through CSR initiatives

Principle 9

Engage with and provide value to the consumers in a responsible manner

- 100% of our formulation products representing 89% of revenue carry information about safe and responsible usage on product labelling and packaging
- No forced recalls, 18 voluntary recalls
- No consumer complaints on data privacy, advertising, cyber-security, delivery of essential services, or restrictive or unfair trade practices
- No major service disruptions

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT (BRSR) FY2024-25

SECTION A

GENERAL DISCLOSURE

I Details of Listed Entities

1	Corporate Identity Number (CIN) of the Listed Entity	L85195TG1984PLC004507
2	Name of the Listed Entity	Dr. Reddy’s Laboratories Limited
3	Year of incorporation	1984
4	Registered office address	8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034, Telangana, India
5	Corporate address	8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034, Telangana, India
6	E-mail	shares@drreddys.com
7	Telephone	+91-40-49002900
8	Website	www.drreddys.com
9	Financial year for which reporting is being done	April 1, 2024 to March 31, 2025
10	Name of the Stock Exchange(s) where shares are listed	BSE Limited National Stock Exchange of India Limited New York Stock Exchange, Inc NSE IFSC Ltd
11	Paid-up Capital	₹ 834,455,365
12	Name and contact details (telephone, email address) of the person who may be contacted in case of any queries on the BRSR report	Mr. K Randhir Singh Company Secretary, Compliance Officer & Head-CSR E-mail id: shares@drreddys.com Contact No: +91-040-4900 2222
13	Reporting boundary	The disclosure under BRSR is on consolidated basis unless otherwise specified at the respective section.
14	Name of Assurance provider	DNV Business Assurance India Private Limited (DNV)
15	Type of Assurance obtained	BRSR Core - Reasonable assurance Remaining part of BRSR - Limited assurance

II Products and Services

16. Details of Business Activities (Accounting for 90% of the turnover)

Sl. No.	Description of Main Activity	Description of Business Activity	% of turnover of the entity
1	Pharmaceuticals	Development, manufacturing & sale of pharmaceutical products, and services	100

17. Products/services sold by the entity (accounting for 90% of the entity's Turnover)

Sl. No.	Products	NIC Code	% of total turnover contributed
1	Development, manufacturing & sale of generic formulations including biosimilars and consumer healthcare	21009	89
2	Development, manufacturing & sale of active pharmaceutical ingredients & custom pharmaceutical services	21009	11

III Operations

18. Number of locations where plants and/or operations/offices of the entity are situated

Location	No. of plants (Including R&D sites/operations)	No. of offices	Total
National	26	15	41
International	6	58	64

19. Markets served by the entity

a. No. of Locations

Locations	Numbers
National (No. of States & Union Territories)	36
International (No. of countries)	82

b. What is the contribution of exports as a percentage of the total turnover of the entity

Out of the total turnover of ₹ 21,845 Crore (excluding service income and licence fees) on standalone basis, the turnover of the products sold in India is ₹ 5,449 Crore (25%) and that of other countries is ₹ 16,396 Crore (75%).

c. A brief on types of customers

Our customers include wholesalers, distributors, pharmacy chains and hospitals, government institutions and other pharmaceutical companies.

IV Employees

20. Details as at the end of financial year:

a. Employees and workers (including differently abled):

Sl. No.	Particulars	Total	Male		Female		Others	
			No.	%	No.	%	No.	%
Employees								
1	Permanent	26,944	21,298	79%	5,642	21%	4	0%
2	Other than permanent	8,037	5,199	65%	2,838	35%	0	0%
Total		**34,981**	**26,497**	**76%**	**8,480**	**24%**	**4**	**0%**
Workers								
1	Permanent	573	552	96%	21	4%	0	0%
2	Other than permanent	7,998	6,257	78%	1,741	22%	0	0%
Total		**8,571**	**6,809**	**79%**	**1,762**	**21%**	**0**	**0%**

b. Differently abled employees and workers:

Sl. No.	Particulars	Total	Male No.	Male %	Female No.	Female %	Others No.	Others %
Differently abled Employees								
1	Permanent	107	70	65%	37	35%	0	0%
2	Other than permanent	19	14	74%	5	26%	0	0%
Total		**126**	**84**	**66%**	**42**	**34%**	**0**	**0%**
Differently abled workers								
1	Permanent	0	0	0%	0	0%	0	0%
2	Other than permanent	34	34	100%	0	0%	0	0%
Total		**34**	**34**	**100%**	**0**	**0%**	**0**	**0%**

21. Participation/inclusion/representation of women

Particulars	Total	No. of Females	% of Females
Board of Directors	10	3	30
Key Management Personnel (KMPs)[1]	3	0	0

[1] The KMP of the Company are Co-chairman and Managing Director, Chief Executive Officer, Chief Financial Officer and Company Secretary. Since Co-chairman and Managing Director is already included under heading Board of Directors, the same has not been again included under heading KMP.

22. Turnover rate for permanent employees and workers

	FY2024-25				FY2023-24				FY2022-23			
	Male	Female	Others	Total	Male	Female	Others	Total	Male	Female	Others	Total
Permanent Employees (%)	19.3	19.1	22.2	19.2	18.2	19.0	12.5	18.4	21.1	19.2	42.9	20.8
Permanent Workers (%)	9.2	68.8	0	12.3	8.0	34.1	0	9.7	23.6	44.7	0	24.9

V Holding, Subsidiary and Associate Companies (including joint ventures)

23. Names of holding/subsidiary/associate companies/joint ventures

The details of holding/subsidiary/associate companies/joint ventures are given in Form AOC-1, as Annexure-I to the Board's Report and this forms part of the Integrated Annual Report

Do the entities indicated in above table, participate in the business responsibility initiatives of the listed entity? (Yes/No)

Yes, all the entities, wherever applicable, participate in the relevant Business Responsibility initiatives of the Company. However, environmental and social performance data for joint ventures that are not being consolidated into the financial statements, such as Kunshan Rotam Reddy Pharmaceutical Co. Limited, China, DRES Energy Private Limited, India, and O2 Renewable Energy IX Private Limited, is excluded.

VI CSR Details

24. Whether CSR is applicable as per Section 135 of the Companies Act, 2013: Yes[1]

(i) Turnover (₹ in Million)	231,154
(ii) Net worth (₹ in Million)	288,566

[1] As per Ind AS standalone financial statements

VII Transparency and Disclosures Compliances

25. Complaints/Grievances on any of the principles (Principles 1 to 9) under the National Guidelines on Responsible Business Conduct:

Stakeholder group from whom complaint is received	Grievance redressal mechanism in place (Yes/No)	(If Yes, then provide web link for grievance redress policy)	FY2024-25			FY2023-24		
			No. of complaints filed during the year	No. of complaints pending resolution at close of the year	Remarks	No. of complaints filed during the year	No. of complaints pending resolution at close of the year	Remarks
Communities	Yes*	Refer to Note below	0	0		0	0	
Investors (other than shareholders)	Yes*		0	0		0	0	
Shareholders	As per applicable law		7	0		10	0	
Employees and workers	Yes*		427	67		274	60	
Customers	Yes*		956	4		870	2	
Value chain partners	Yes*		50	9		49	7	
Others (please specify)	Yes*		112	27		94	29	

Note: *Shareholders can register their grievances on the SCORES Portal at https://scores.sebi.gov.in/and the ODR Portal at https://smartodr.in/. All other stakeholder groups including customers, value chain partners, communities, and employees and workers can raise a concern by accessing the https://drreddys.ethicspoint.com portal or calling on the hotline number available on the portal. They may also write to complianceofficer@drreddys.com or chiefombudsperson@drreddys.com, or send their grievance by post or courier to the Chief Compliance Officer/Chief Ombudsperson. Several policies guiding the Company's conduct with all its stakeholders, including grievance mechanisms are placed on the Company's website and can be found on https://www.drreddys.com/investor#governance. In addition, there are internal policies placed on the intranet of the Company that are accessible by employees.

26. Overview of the entity's material responsible business conduct issues

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
1	Access to medicines	Opportunity	Increasing access to medicines is a major opportunity as it aligns with Dr. Reddy's core purpose of "Good Health Can't Wait" and provides a significant business advantage. By focusing on access, affordability and innovation, we can reach more patients and contribute to global health improvement.	• We are committed to serve 1.5 billion patients by 2030 and bring at least 3 innovative solutions to improve the standard of treatment every year from 2027. We are launching more innovative drugs and expanding our product portfolio, increasing our go-to-market through diverse collaborations and licensing arrangements, and through greater presence in public health. • We are strengthening our product pipeline through a combination of new drug development, acquisitions, and expansion into new therapeutic areas, while also focusing on biosimilars, differentiated products, and increasing our global reach. • To ensure access to novel molecules in India and low income countries, we actively seek collaborations and have partnered with companies such as Pharmazz for the first-in-class molecule Centhaquine, China-based Junshi Biosciences for Toripalimab (an immuno-oncology drug), and Sanofi for vaccine distribution in India. • We are partnering with multilateral and donor agencies such as GARDP, DNDi, The Gates Foundation, and MPP to address the global disease burden, neglected tropical diseases, and emergency disease areas. We also participate in strengthening public health delivery systems through the training and capacity building of health workers and local stakeholders.	Positive

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
2	Affordability of medicines	Opportunity	Bringing generic equivalents of innovator drugs with speed and ensuring higher affordability for patients is a significant opportunity for us to expand market access, potentially increasing sales and market share. By focusing on affordable options including generics, biosimilars, and innovative drugs, we can reach patients who might otherwise not be able to afford treatments. This also allows us to address systemic affordability issues and build trust with patients and healthcare providers.	• Our products significantly bring down treatment costs in a therapeutic class while maintaining the same quality, safety, and efficacy as with the reference product, resulting in savings and increased access to treatment. • We have committed to ensuring 40% of our new launches are first-to-market by 2040. By launching generic versions on day one, we can reach more patients sooner, and the ability to quickly enter the market and offer generic versions at a lower price point makes the treatment more affordable for patients. • We have a strong focus on biosimilars, which are similar to the original reference biologic drugs but at a lower cost. Our work in biosimilars has made treatments for conditions like cancer and anaemia more accessible to patients worldwide. • We leverage our strength of having a large manufacturing base in India to offer our customers a distinct cost advantage and a distributed production base in India, the United Kingdom, and Mexico, and optimise costs at each stage by managing the entire value chain from active ingredient production to distribution. • We also offer patient assistance programmes such as Sparsh for underprivileged cancer patients in India, M-Free and Mi-Free for patients on Nerivio®, and co-pay savings programs in the US for multiple products. • Year-on-year, there was an average reduction of 7% in the prices of our medicines in FY2025.	Positive

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
3	Customer satisfaction	Opportunity	Engaging with customers through a formal feedback mechanism helps us understand their requirements, improve brand loyalty and drive business growth, and ensure patient safety and satisfaction.	• Dr. Reddy's serves a diverse range of customers globally, including pharmaceutical companies, healthcare providers, and consumers. • We ensure customer satisfaction through a multifaceted approach that includes dedicated customer service platforms such as XCEED, real-time feedback mechanisms, a robust supply chain, and a focus on quality and innovation. • We use data analysis to gain insights into customer preferences and behaviours, informing our product development and marketing efforts. • Our Customer Service Centre acts as a single point of contact for customers across various geographies, providing support for inquiries and sample requests. Our customer service team maintains a long-lasting relationship with key customers to add value in their product development and commercialisation processes.	Positive

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
4	Inadequate product quality, Counterfeit products	Risk	Inadequate product quality can compromise the efficacy and safety of medications and is a significant risk potentially causing harm to patients. Inadequate quality control can lead to non-compliance, resulting in fines, recalls, and even suspension of operations. Counterfeit products are unsafe or ineffective and can be potentially life-threatening. The pharmaceutical industry has been increasingly challenged by the vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit products in a growing number of markets and over the internet. Third parties may illegally distribute and sell counterfeit versions of our products, which do not meet the rigorous manufacturing and testing standards that our products undergo. Adverse events caused by unsafe counterfeit products may mistakenly be attributed to the authentic product, and reports of adverse reactions to counterfeit drugs or increased levels of counterfeiting could materially affect patient confidence in the authentic product, and harm the business of companies such as ours.	• We implement a robust quality management system (QMS) whose procedures are built on key regulatory frameworks governing pharmaceutical development and regulation globally. Our facilities and products are also regularly inspected by international regulatory agencies such as the US FDA, EMA, MHRA, ANVISA, and CDSCO. • We also follow ISO 9001:2015 principles and all our manufacturing facilities are in compliance with GxP standards, including cGMP. Our suppliers are subjected to periodic evaluation processes that prioritise quality parameters and ensure compliance with cGMP requirements. • We implement advanced quality control measures, ensure proactive risk management with risk controls and thorough documentation, and conduct regular audits. • Various governments have enacted laws intended to combat counterfeiting, including the U.S. Drug Quality and Security Act and the EU's Falsified Medicines Directive (FMD). We have successfully implemented the FMD since 2019, and only those prescription drugs which have a unique serial number on the pack, and where the integrity of the pack can be seen, have been placed on the market ever since. • In addition to complying with these laws, we have put in place internal mechanisms to monitor incidents that come to our notice, and we proactively carry out regional surveys. We also have a robust system that enables us to track and trace our medicines from the point of manufacture to the point of dispensing. • We are implementing a comprehensive set of measures that includes the Drug Supply Chain Security Act (DSCSA) in the US and equivalent regulations in the other geographies such as Russia, Uzbekistan, EU, and have worked closely with the Government of India for the implementation of the serialisation guidelines. • Our investments in serialisation and aggregation continue to help us comply with global regulations and standards, with enhanced operational efficiencies for our downstream partners.	Negative

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
5	Business continuity	Risk	We operate in a complex geopolitical and regulatory environment, and this entails potential challenges and uncertainties arising from geopolitical factors and intricate regulatory frameworks. This includes geopolitical instability, changes in government policies, trade disputes, sanctions, and intricate compliance requirements. These factors can pose risks to operations, supply chains, market access, and overall business performance, requiring proactive monitoring and strategic adaptation to mitigate potential adverse impacts.	• We are focused on the identification of key business, operational, strategic, and business continuity risks through our ERM and assurance functions. We have implemented risk management measures and a formal business continuity plan to ensure our operations can continue despite potential disruptions. • We prioritise a sustainable supply chain - conducting supplier risk management, and ensuring diversification for the timely availability of our medicines. To improve our resiliency posture, we focus on the ability to provide and maintain an acceptable level of service in the face of any interruption and proactively plan for being prepared to respond to an uncertain situation. • Ensuring employee safety is a top priority for us, and we prioritise their wellbeing during any crisis, with a clear communication plan and appropriate channels for employees and regulatory authorities.	Negative

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
6	Information security, Data privacy	Risk	Information security and cybersecurity pose a significant risk to our industry. Our business is dependent upon increasingly complex and interdependent information technology systems, including internet and cloud-based systems, to support our business processes as well as internal and external communications. In addition, our businesses and operating models increasingly depend on outsourcing and collaboration, which requires exchanging data and information. The size and complexity and interconnectivity of our computer systems make them potentially vulnerable to breakdown, malicious intrusion, computer viruses and other cyber-attacks. Any compromise or disruption may result in the loss, theft, or unauthorised disclosure of key information and/or disruption of production and business processes, materially and adversely affecting our business. Data privacy is a significant risk due to the nature of the industry and of our business and the sensitive nature of personal data which we process directly or through our third parties. We are subject to data privacy and protection laws and regulations in many different jurisdictions and countries where we do business, and a failure to comply by us or by the third parties acting on our behalf could result in fines, administrative and criminal penalties, reputational damage, and adversely impact the way we operate our business.	• Our Information Security Management System (ISMS) is based on internationally recognised frameworks such as ISO 27001 and NIST CSF. We use a comprehensive technology stack to implement the above control framework and carry out periodic independent assessments to review the effectiveness of these controls. Any gap identified in the control framework goes through an established risk management process aligned with industry frameworks such as the COSO ERM. We perform regular risk assessments and take all necessary precautions to protect, prevent and detect such risks. • As part of our resiliency strategy, we have an IT disaster recovery plan in place for our key applications to minimise impacts from any unanticipated events and breakdowns. • We maintain cybersecurity insurance, and our third-party service providers have invested in measures to reduce these risks. • We recognise the fundamental privacy rights of all individuals we interact with. We adhere to stringent data privacy standards and regulations, ensuring that personal data is handled with the utmost care and transparency. • We ensure privacy by design and default by integrating privacy controls and considerations in the early stages of all our new projects, products and solutions and by ensuring ongoing confidentiality and security of data throughout its lifecycle. • Our global 'Data Privacy Risk and Control Framework' helps identify, assess and improve privacy controls required to manage key data privacy risks across our major markets	Negative

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
7	Regulatory compliance, Governance beyond compliance	Risk/ Opportunity	Compliance with regulatory requirements in the pharmaceutical industry is a complex process and presents multiple types of risks. If we fail to comply fully with government regulations or to maintain continuing regulatory oversight applicable to our research and development activities, or if a regulatory agency delays or denies approvals for new products, it may increase the cost of developing new products, increase the risk of not being able to successfully sell them, and affect the realisation of product revenues. If we fail to comply with the regulatory standards of agencies in manufacturing of quality products, there may be a delay in approvals of new drug applications or products, invite additional regulatory or legal action, and increase costs associated with remedial action, impacting our business, financials and operations. If we fail to comply with environmental laws and regulations, face environmental litigation, or any of our plants or operations are shut down, it may severely hamper our ability to supply products to our customers, and we may face substantial costs that could adversely affect our consolidated financial position, results of operations or liquidity. Governance beyond compliance can help us get a competitive edge, improve business performance, make operations more efficient, help mitigate risks, enable value creation, and strengthen stakeholder relationships.	• We actively monitor upcoming regulatory changes and emerging guidelines and requirements, connecting regularly with regulatory agencies. We use tools such as Legatrix to track compliance obligations, generate reports, and stay updated on legal and compliance changes. • We have robust and comprehensive compliance programmes with policies, procedures, and guidelines for employees including training. We also use the Compliance Watch digital solution for managing statutory compliances and risk mitigation. • We regularly monitor and assess all our operations and business practices to ensure adherence to legal and ethical standards, identify any potential risks early, and promote a culture of ethics and integrity at Dr. Reddy's. All our key business functions are audited comprehensively at least once in three years, and we develop and implement corrective & preventive actions to address any identified issues. These results are also shared with our management and board. • We go beyond just meeting the compliance requirements through our principles and practices such as ensuring the same quality standards for all countries, practicing the highest ethical values while marketing our products, and offering product pricing that enhances higher patient reach, etc. • Two of our key ESG goals focus on governance beyond compliance - we are committed to upholding the highest standards of compliance and ethics, and progressively enhancing our disclosures. • We use a more proactive and strategic approach to governance, incorporating ESG into business practices. This includes integrating ESG into board oversight, engaging with stakeholders on ESG issues, linking ESG goals to executive directors' compensation, integrating ESG into risk management, and using ESG criteria to assess partners and vendors. • We conducted a double materiality assessment this year, an essential first step towards CRSD compliance preparedness, evaluating material topics from both an ESG impact perspective and their potential influence on the organisation's financial performance	Negative/ Positive

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
8	Unethical practices, Bribery & corruption	Risk	Unethical practices may be a significant risk as they could lead to financial penalties, reputational damage, and even criminal charges. Our commitment to strong corporate governance is integral to our business and it helps us create long-term value for all our stakeholders. Considering the sheer size and nature of the industry and a combination of factors including complexity in distribution networks, interactions and high value transactions with public entities, bribery and corruption pose significant financial, regulatory, and reputational risks to pharmaceutical companies. Our policies mandate compliance from us and third parties acting on our behalf, with anti-bribery laws, which if not complied, may lead to substantial penalties including fines, criminal prosecution and potential debarment from public procurement contracts.	• We have established a strong compliance framework and program. Our Code of Business Conduct and Ethics (COBE) applies to all Directors and employees of our Company, its subsidiaries, and affiliates. It lays down the principles that guide our conduct and strengthens our decision-making and promotes stakeholder trust. COBE has been designed to comply with the requirements of Companies Act, 2013, and the Sarbanes Oxley Act of 2002 and its implementing regulations. • While contracts with our suppliers, contractors, and business partners include adherence to our principles concerning ethics, there is a separate code of conduct required to be followed by our suppliers and service providers. Our Global Marketing Code provides a minimum set of standards in interacting with healthcare professionals and healthcare institutions, while engaging in sales, research, marketing and promotion are covered under the Supplier Code of Conduct (SCOC), which is modelled on the Principles for Responsible Supply Chain Management (PSCI), mandating 100% compliance. • We conduct our business as per our Anti-Bribery and Anti-corruption policies, and all applicable laws. The ABAC policy emphasises our zero tolerance approach to bribery and corruption and principles established based on our ABAC standards. • The board of directors maintains oversight on ABAC governance, ensuring that best practices of the ABAC management system are established, implemented, maintained and reviewed to adequately address the company's bribery & corruption risks, including the policy and the guidelines. • Our third-party risk management (TPRM) policy sets forth the ABAC policy standards required for all our vendors and third-party agents. In addition to requiring initial due diligence screenings and ABAC training and certification, our TPRM policy mandates that contracts with these third parties include ABAC compliance obligations.	Negative

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
9	Process efficiency and innovation, Green chemistry	Opportunity	Process efficiency and innovation provide an opportunity to enhance operations, reduce costs, and accelerate drug development. Using recycled and reused materials also helps reduce waste, and promote sustainability, minimising reliance on virgin resources and optimising resource utilisation. By focusing on improving processes, from drug development to manufacturing and supply chain, we could achieve higher quality outcomes, reduced timelines, and greater profitability. Green chemistry presents a significant opportunity for us to become more sustainable, innovative, and cost-effective. Adopting green chemistry principles can help reduce overall environmental impact, improve efficiency, lower production costs, enhance safety (due to reduced chemicals), and lead to innovation while also aligning with increasing public and regulatory expectations for environmental responsibility.	• Through the OpsNext program, also known as the Digital Lighthouse, we implemented over 40 Industry 4.0 initiatives leveraging advanced analytics, digital twins, robotic process automation, augmented/virtual/mixed reality, digital performance management, and the industrial internet of things (IIoT). • We have integrated our strategy deployment and daily performance dialogues, and are focusing on maximising value creation and minimising waste in our processes through Lean Management System. Our lean initiatives target a 20–30% boost in productivity, driving both steady incremental improvements and substantive, large-scale change transformations. • In some of our operations, we recover the spent solvent through solvent recovery systems and reuse it in our operations. We also reduce packaging layers and overall material usage, using recycled content where feasible, and ensuring tertiary packaging materials are recyclable or reusable. • We use green chemistry to minimise or eliminate hazardous substances in chemical processes and products. • By improving Process Mass Intensity (PMI), we optimise yield, enhance solvent and catalyst recovery, and minimise hazardous waste generation, seeing a 15-18% improvement in PMI values. We also reduced waste by 20-22% for 9 high-volume products. • 8 products were evaluated through chemistry gate clearance during FY2025. None of the evaluated products used acetonitrile or hazardous solvents in the development process.	Positive

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
10	Inadequate process safety systems, Occupational health and safety (emergency response system)	Risk	Inadequate safety systems increase the possibility of equipment malfunction, often leading to severe consequences for workers such as injuries and fatalities, and environmental damage. Proactively identifying, assessing and managing potential hazards, ensuring adequate training, and implementing stringent safety and quality control measures helps us ensure employee safety, reduce environmental damage, and maintain our operational integrity and reputation. A lack of clear planning or effective emergency response procedures, necessary resources such as equipment and communications systems, and trained personnel, increases the risk of injuries, fatalities, and property damage.	• Process Safety is one of our key focus areas as we deal with various hazardous chemicals during manufacturing or R&D activities. We have framed our internal guidelines on process safety, and we carry out risk assessments including What-If, HIRA, and HAZOP to mitigate the process safety risks from laboratory scale to commercial operations by applying inherent safety design principles with all effective hierarchy of controls. • We conduct monthly process safety governance at all sites and at the business unit level with the required cross functional teams, focusing mainly on reviewing the status and compliance on Process Safety Information (PSI), Process Hazard Analysis (What- If, HIRA, HAZOP), Management of Change (MOC), Pre Start up safety review, revalidation of PHA with cyclical reviews and all proactive passive and active safeguards along with focusing on safe handling of high hazard processes and high hazard chemicals, continually enhancing competence of employees with adequate trainings. • We ensure our employees and contractors are adequately trained on safety hazards, governance systems, and precautionary and other safety measures. • All our manufacturing facilities have an onsite emergency plan that includes emergency preparedness, with the goal of keeping our business up and running. The plan is revised annually, and all credible scenarios are part of the plan, including frequent mock drills and full-site evacuation drills for concerns like fire and chemical spills. • A well-equipped Emergency Response Team (ERT), our incident management team trained in firefighting and rescue operations, is present at each location in each shift. All the locations are equipped with the first aid kits over and above the legal requirements.	Negative

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
11	Labour management, Diversity & Inclusion, Talent retention (employee satisfaction)	Risk/ Opportunity	Labour management is a significant risk due to high compliance requirements on labour practices, and talent shortages in the industry – particularly in STEM, and the need for highly skilled experienced professionals. Failure to address these challenges may lead to delays in research and development, production issues, and failure to serve patients. Fostering diversity and inclusion in the workplace presents a strategic opportunity as it offers a broader range of perspectives from our people, leading to more effective problem-solving and creative solutions. This could enable better innovation, improved patient care, and a more engaged workforce. Competition among pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. Human capital development initiatives such as ensuring a positive and equitable environment, investing in employee health, and offering training and skill development, enhance employee satisfaction and wellbeing. This enables talent retention, foster innovation, and drive productivity, providing a competitive edge and translating to a positive brand image.	• We are committed to comply with labour management regulations, maintain a workplace free from discrimination, and ensure proper remuneration for all employees. • Our organisation is committed to adhering to the principles of International Labour Organisation (ILO) conventions, ILO code of practice, Universal Declaration of Human Rights, The International Covenant of Economic, Social, Cultural, Civil and Political Rights, UN Guiding Principles on Business and Human Rights. • We actively support STEM education initiatives, both internally and externally, and strengthen our talent pipeline through apprenticeships with local government initiatives focusing on skill development. We also offer training and job opportunities, particularly for young women in science. • We have set targets for gender parity as well as increased women representation in leadership/ top management positions to boost diversity. We are also committed to increasing the representation of persons with disabilities in our workforce. • We are also working to increase the representation of women across roles and teams, exploring new entry level routes such as apprentice hiring and actively recruiting women for STEM roles, while increasing our representation of women in manufacturing and sales roles. • Through our women leadership development programmes, mentoring initiatives, representation in external forums and coaching programs, we are invested in career development for women leaders. • We are working closely with Dr. Reddy's Foundation to increase the representation of Persons with Disabilities (PwDs), introducing a focused internship program to acclimatise and absorb PwD employees into the workforce, while also sensitising hiring managers and recruitment teams on infrastructure and support required to enable them to deliver on their job	Negative/ Positive

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
				• We use people analytics to measure employee performance, identify current skill gaps, and flight risks to improve retention. • We actively address and resolve structural talent gaps by providing long-term reskilling and upskilling opportunities to our workforce, including digital learning initiatives. • We embed strategic workforce planning into our operations strategy, and this helps in fostering internal mobility for well-suited roles, enhancing people productivity and containing staff costs. • We are maintaining an internal pipeline of qualified and experienced critical talent, particularly in specialised fields, to deliver our business priorities.	
12	Climate change and Greenhouse gas emissions	Risk	Climate change remains a source of considerable threat for pharmaceutical companies, leading to manufacturing and supply chain disruptions, and increased need for medications due to climate-induced health impacts (the consequences of extreme weather events on food security, the harmful air pollution resulting from wildfires, and the rising prevalence of infectious diseases. Considering the industry's energy-intensive production processes and extensive supply chains, greenhouse gas (GHG) emissions pose several risks including operational impacts, regulatory penalties, reputational damage, and supply chain disruptions, making pharmaceutical companies vulnerable to climate-related regulations and public scrutiny.	• We are committed to carbon neutrality in our direct operations by 2030, and we aim to achieve net-zero emissions. We are assessing emissions pathways and reduction plans, with our near- and long-term targets undergoing approval by the Science Based Targets initiative (SBTi). • Our decarbonisation strategy focuses on energy mix, conservation, performance, transition, and eventually carbon sequestration with meaningful investments in afforestation and sustainable agriculture. • We are committed to coal-free operations in all primary boilers by FY2026, with most of the boilers currently powered by biofuels and low-carbon fuels like natural gas. • To reduce our value chain emissions, we are engaging with high-value spend suppliers, building capacity of strategic suppliers, and shifting from air to sea shipments. We are also diversifying our supply chain, sourcing raw materials sustainably and promoting local sourcing. • In FY2025, we conducted a comprehensive climate risk assessment aligned with the IFRS S2 framework. Using scenario analysis, we mapped site-level climate exposures, assessed supply chain vulnerabilities, and modelled financial impacts for key operational clusters.	Negative

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
13	Energy consumption, Use of renewable energy	Risk/ Opportunity	As a pharmaceutical company, the bulk of direct emissions come from running boilers and indirect emissions from purchased electricity for both industrial and domestic purposes. Fluctuating energy prices, potential supply chain disruptions due to energy shortages, and increased environmental pressure to reduce carbon emissions may lead to higher production costs, quality issues, and difficulties in meeting global supply demands. The use of renewable energy offers several opportunities including operational cost savings, reduced emissions and a carbon footprint, and increased energy resilience and independence.	• We have established a transition plan for Scope 1 and 2 emissions, with progress tracked through climate-related indicators. To meet near-term goals, we are committed to using 100% renewable electricity by 2030, switching to biomass fuels for boilers, and reducing energy demand through efficiency initiatives and green technologies. • Our decarbonisation strategy includes reducing our energy consumption with energy efficient technologies and processes, adopting low or no carbon fuels, substituting fossil fuels in boilers with alternate biomass fuel sources such as rice husk and briquettes, purchasing energy from renewable sources, and realigning our business operations to lower emissions. • Intrastate & Interstate (ISTS) renewable power supply through Dr Reddy's joint venture companies, and long term power purchase agreements effectively mitigate the risk of fluctuating energy prices. Joint ventures and power purchase agreements help us pool resources and expertise, achieve economies of scale and reduce costs, increase energy security through diversified supplies such as solar, wind & hydel, and stabilise energy prices. • We have committed to transition to renewable power by 2030 by maximising renewable capacity utilisation with wind-solar hybrid projects, and transitioning from fossil fuels to biomass in boilers and co-generation plants. We are exploring alternative biomass sources such as rice husk and sawdust briquettes, securing long-term fuel contracts, and adopting advanced green technologies. • We will continue investing in solar, hydel, and wind projects, driving energy management, conservation, and efficiency to accelerate our green transition.	Negative/ Positive

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
14	Water use, Wastewater management	Risk	Water is a critical input to the manufacturing of medicines, used as a raw material in the production, processing and formulation of APIs, intermediates and finished pharmaceutical products (FPP), in the preparation of solvents and reagents, and for cleaning (e.g. washing and rinsing). Inefficient water management can lead to higher production costs, and regulatory issues. Wastewater release and contamination of local water bodies can pose a significant risk to communities, impact flora and fauna, contributing to loss of biodiversity, environmental degradation and pollution, along with public health issues and reputational damage.	• Water risks are assessed as part of an established enterprise risk management framework periodically. We conduct thorough water risk and evaluation studies at all our watersheds to identify alternative rich water resources. • Our water management strategy involves key focus areas including water efficiency and optimisation, identifying alternate water sources for water security, and creating freshwater potential beyond the fence. Since FY2023, we are a water positive company. • We introduced digitalisation and automation in FTO-7 Effluent Treatment Plant (ETP), resulting in improved ETP performance and reduced operational costs. We also upgraded the existing conventional biological reactor in ETP with membrane bioreactor (MBR) systems at two sites to enhance the treated water quality.	Negative
15	Hazardous waste	Risk	Pharmaceutical waste, including chemicals used in manufacturing, expired drugs, and contaminated materials, can contaminate water sources, soil, and air, if not managed properly. This could lead to harmful effects on ecosystems and human health including drug resistance.	• We have waste management systems in place at all our facilities. Hazardous waste is directed to cement industries and recyclers for co-processing and recycling, with approximately 1% being sent to landfill. • We have ongoing improvement programmes aimed at reducing hazardous and non-hazardous waste. To ensure effective tracking, we have established site-specific targets for hazardous waste reduction, and we are monitoring waste quantities across all manufacturing sites.	Negative

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
16	Sustainable supply chain, Responsible sourcing	Risk/ Opportunity	Sustainable supply chain management presents significant opportunities to enhance operational efficiency, reduce costs, improve product quality, and enhance brand reputation. By improving supply chain resilience, we can deliver better outcomes and service to our patients. Taking steps to source products and materials more sustainably and ethically helps us gain customer trust, improve supply chain resilience and risk management, and build stronger relationships with suppliers. Local procurement also helps promote local development and employment, and reduce costs.	• We utilise a broad base of suppliers to minimise risk arising from dependence on a single supplier. For each of our products, we continue to identify, upgrade, and develop alternate vendors as part of risk mitigation and continual improvement. We attempt to identify more than one supplier in each drug application or make plans for alternate vendor development from time to time, considering the supplier's history and future product requirements. • We are committed to building an ESG-compliant supplier base, using Dr. Reddy's Supplier ESG Framework to assess strategic supplier performance. We conduct third party audits of our suppliers based on specific ESG criteria, identify high-risk suppliers, and share a corrective action plan. • We work only with third parties that meet our ethical standards, meeting the criteria in our third-party code of conduct across ESG dimensions including ethics, compliance, labour and human rights, safety etc. • In FY2024, we were audited and awarded compliance to the ISO 20400:2017 – Sustainable Procurement Guidance, focusing on how to integrate sustainability within procurement, as described in ISO 26000. Purchase category heads are guided by our sustainable procurement manual and ensure that sustainable criteria are integrated into supplier selection processes. • We monitor and identify instances where there is a deviation from the standard procurement or supplier management processes. We evaluate the impact of the deviation on procurement operations, supplier relationships, regulatory compliance, and overall organisational objectives, and then formulate strategies to address and mitigate the impact of the deviation. This includes corrective actions to bring the process back on track, avoiding its recurrence, finding alternative suppliers, streamlining procurement strategies, emphasising procurement & corporate policies or implementing contingency plans. • 51% of our input materials were sourced locally, from within India. • 100% of our sourcing and procurement team across all locations have received training on sustainable procurement.	Negative/ Positive

Sl. No.	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
17	Community engagement	Opportunity	Contributing towards sustainable community development and addressing complex social problems helps us drive positive societal impact at scale	• Through our community-focusing projects, we focus on education, skilling & livelihood, healthcare, and environment, and align with the UN SDGs. • We have a board-level Corporate Social Responsibility (CSR) committee that is responsible for overseeing and implementing our CSR activities. This committee is constituted as per Section 135 of the Companies Act. • In FY2025, we invested ₹ 774.5 million on community-focused projects, positively impacting the lives of over 700,000 people through our community projects. • We take up periodic third-party impact assessment studies of our initiatives, evaluating the progress made across each programme to maximise the impact of our initiatives.	Positive

SECTION B

MANAGEMENT AND PROCESS DISCLOSURES

Disclosure question	P – 1	P – 2	P – 3	P – 4	P – 5	P – 6	P – 7	P – 8	P – 9
Concerned department									
Policy and management process									
1. A. Whether your entity's policy/policies cover each principle and its core elements of the NGRBCs. (Yes/No)					Yes				
B. Has the policy been approved by the Board? (Yes/No)					Yes (Note 1)				
C. Web link of the Policies, if available					Note 2				
2. Whether the entity has translated the policy into procedures. (Yes/No)	Yes. The Company's Code of Business Conduct and Ethics (COBE) and/or other polices imbibes the above-mentioned principles and the Company expects its stakeholders to adhere to the same in all their dealings.								
3. Do the enlisted policies extend to your value chain partners? (Yes/No)	Yes. The Company's Code of Business Conduct and Ethics (COBE) and/or other polices imbibes the above-mentioned principles and the Company expects its stakeholders to adhere to the same in all their dealings. The Company's Third Party Code of Conduct (TPCOC) applies to all the partner in the value chain, which imbibes the above-mentioned principles and the company expects its stakeholders to adhere to the same in all their dealings								
4. Name of the national and international codes/certifications/ labels/standards (e.g. Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustea) standards (e.g. SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.	GRI Standards 2021, UN SDGs, SA8000, NGRBC	GRI Standards 2021, UN SDGs, ISO 14001, cGMP, ISO 14044:2006	GRI Standards 2021, UN SDGs, ISO 45001, SA8000, UN Guiding Principles on Business and Human Rights, ILO Conventions and Codes of Practice, Universal Declaration of Human Rights	GRI Standards 2021, UN SDGs	GRI Standards 2021, UN SDGs, SA8000, UN Guiding Principles on Business and Human Rights, ILO Conventions and Codes of Practice, Universal Declaration of Human Rights	GRI Standards 2021, UN SDGs, ISO 14001, ISO 45001, ISO 50001	GRI Standards 2021, UN SDGs	GRI Standards 2021, UN SDGs, National Standards-CSR Rules prescribed by the Com-panies Act, 2013	GRI Standards 2021, UN SDGs, ISO 27001
5. Specific commitments, goals and targets set by the entity with defined timelines, if any.					Note 3				
6. Performance of the entity against the specific commitments, goals and targets along with reasons in case the same are not met.					Note 4				

Governance, leadership and oversight		
7.	Statement by director responsible for the Business Responsibility Report, highlighting ESG related challenges, targets and achievements	As we navigate a period marked by growing global health concerns and the pressing challenges posed by climate change, we remain steadfast in our commitment to embed sustainability deeply into our strategy and operations. Our focus is on delivering long-term value while upholding principles that benefit society and the environment. Our ESG priorities are centred around creating meaningful social impact for our patients and employees, lessen our ecological footprint and uphold responsible business practices that foster trust across our diverse stakeholder base. Guided by our aspiration to reach 1.5 billion patients by 2030, we are driving access to innovative, affordable medicines and working to reduce the global disease burden and improve health outcomes worldwide. We are also cultivating a workplace culture that embraces diversity, equity and wellbeing. In parallel, we are acting decisively to mitigate greenhouse gas emissions, shift towards renewable energy sources and enhance water stewardship throughout our value chain.Strong governance structures and clear policy frameworks are instrumental in turning our commitments into measurable actions. This report shares an honest view of our ESG achievements, ongoing challenges and the progress we are making towards a more sustainable and inclusive future. **G V Prasad, Co-Chairman and Managing Director**
8.	Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy (ies)	Mr. Erez Israeli, Chief Executive Officer Tel: +91-40-4900-2222 E-mail ID: shares@drreddys.com
9.	Does the entity have a specified Committee of the Board/Director responsible for decision making on sustainability related issues? (Yes/No). If yes, provide details	The Company has “Sustainability and CSR Committee” to act as nodal committee on overall sustainability goals and progress, amongst others. The detailed Charter of the said Committee including the terms of reference on sustainability matters are available on the website of the Company: https://www.drreddys.com/cms/cms/sites/default/files/static/SCSR-Committee-Charter-19052022.pdf. Further, from ESG perspective, the Science, Technology and Operations Committee also deals with the matter related to “E”, the Nomination, Governance and Compensation Committee with “S” and the Risk Management Committee with "G". The respective Committees also update the Board regarding deliberation and reviews on such matters.

Note 1: *The statutory policies are approved by the Board or Board Committees, as applicable. Other applicable policies are either approved by the Board or by the appropriate authority.*

Note 2: *Code of Business Conduct and Ethics: https://www.drreddys.com/media/983676/cobe-booklet-v40.pdf*

Human Rights policy: https://www.drreddys.com/cms/cms/sites/default/files/2023-09/Human%20rights%20policy.pdf

Safety, Health, and Environment policy: https://www.drreddys.com/media/888147/she-policy-document-24-07-2020.pdf

Third Party Code of Conduct: https://www.drreddys.com/cms/cms/sites/default/files/2025-03/Third%20Party%20Code%20of%20Conduct%202025.pdf

Global Marketing Code: https://www.drreddys.com/cms/cms/sites/default/files/2023-08/Global%2520Marketing%2520Code.pdf

Corporate Social Responsibility policy: https://www.drreddys.com/cms/cms/sites/default/files/2025-05/CSR%20Policy.pdf

Ombudsperson policy: https://www.drreddys.com/cms/cms/sites/default/files/2021-12/Ombudsperson.pdf

Our comprehensive policies are placed on the website at https://www.drreddys.com/investor#governance#policies-and-documents.

Note 3: *We strengthened our commitment to sustainability and announced new environmental, social, and governance (ESG) goals for 2030 to make more meaningful impact through our sustainable development strategy.*

A. Being committed to environmental stewardship: Reducing carbon emissions

- *100% renewable power by 2030;*
- *Carbon neutral in direct operations (Scope 1 and 2 emissions) by 2030;*
- *12.5% reduction in our indirect carbon emissions across our supply chain (Scope 3 emissions) by 2030*

Water positivity

- *Water positive by 2025*

B. Making our products accessible and affordable for patients

Access:

- *Serve 1.5 billion patients by 2030*

Affordability:

- *40% of our new launches to be first to market in our priority markets* by 2030*

Innovation:

- *3 innovative solutions every year from 2027 to improve the standard of treatment*

C. Contributing to a fairer and more socially inclusive world

Equity, diversity and inclusion

- *At least 35% women in senior leadership by 2030;*
- *Gender parity by 2035.*

D. Enhancing trust with our stakeholders

Compliance, Ethics, and Corporate governance:

- *Meet the highest standards on compliance and ethics backed by robust corporate governance*

Disclosures and reporting

- *Enhance disclosure on our ESG progress to reach top quartile by 2025*

Suppliers

- *100% of our strategic suppliers to be compliant with our internal ESG framework by 2030*

**Priority markets include U.S., Canada, EU5 (Germany, UK, Spain, France and Italy), India, Russia, China, and Brazil.*

Note 4: *Details on our ESG goals and progress are in the strategy and sustainability section on page 24 of the report.*

10. Details of Review of NGRBCs by the Company

Subject for Review	P – 1	P – 2	P – 3	P – 4	P – 5	P – 6	P – 7	P – 8	P – 9
Performance against above policies and follow-up action	The Sustainability and CSR Committee reviews the Company's performance against ESG goals and targets. The Committee also reviews ESG strategies and programmes, policies, disclosures and related matters. The Committee updates the Board regarding deliberation and reviews on such matters. The Company has also constituted an internal Sustainability Council that also reviews the performance against ESG goals and targets. The policies of the Company are reviewed periodically or on need basis by the respective department heads/business heads/Executive Directors. During these assessments, the efficacy of the policies is reviewed and necessary changes to policies and procedures are implemented. The Sustainability and CSR Committee reviews the performance on quarterly basis.								
Compliance with statutory requirements of relevance to the principles and rectification of any non-compliances	The Company has constituted an internal Sustainability Council which reviews Compliance with the statutory requirements of relevance to the principles and rectification of any non-compliances, if any. The Council reviews the compliances periodically. The same is also reviewed by the Sustainability and CSR Committee on a quarterly basis.								

11. Has the entity carried out independent assessment/evaluation of the working of its policies by an external agency? (Yes/No). If yes, provide name of the agency

The processes and compliances are subject to scrutiny by internal auditors and the status of compliances are updated to the Board. From best practices as well as from a risk perspective, policies are periodically evaluated and updated by various department heads/business heads and approved by the management/the Board Committees/the Board. An internal assessment of the workings of the Business Responsibility policies has been done.

12. If answer to question (1) above is "No" i.e. not all Principles are covered by a policy, reasons to be stated:

Not Applicable

SECTION C

PRINCIPLE-WISE PERFORMANCE DISCLOSURE

PRINCIPLE 1: BUSINESSES SHOULD CONDUCT AND GOVERN THEMSELVES WITH INTEGRITY, AND IN A MANNER THAT IS ETHICAL, TRANSPARENT AND ACCOUNTABLE

Essential Indicators

1. Percentage coverage by training and awareness programmes on any of the principles during the financial year

<table>
<tr><th>Segment</th><th>Total number of training and awareness programmes held</th><th>Topics/principles covered under the training and its impact</th><th>%age of persons in respective category covered by the awareness programmes</th></tr>
<tr><td>Board of Directors</td><td rowspan="2">12</td><td rowspan="2">Familiarisation/awareness programme for the Board of Directors/KMPs of the Company is done periodically as part of Board process covering various areas pertaining to the business, strategy, risks, operations, regulations, code of business conduct and ethics, economy and environmental, social and governance parameters. In addition, frequent updates are shared with all the Board members/KMPs to apprise them of developments in the Company, key regulatory changes, risks, compliances and legal cases.</td><td rowspan="2">100%</td></tr>
<tr><td>Key Managerial Personnel (KMPs)</td></tr>
<tr><td>Employees other than BODs and KMPs</td><td>43,666</td><td rowspan="2">The employees/workers of the Company undergo various training programmes throughout the year. Many trainings programmes followed a blended learning approach which entailed virtual classroom initiatives, along with dissemination of e-learning modules.

Various trainings were undertaken during the year such as Prohibition of Insider Trading, Prevention of Sexual Harassment at the Workplace, Information and Cyber Security Awareness, Code of Conduct, Know Your Customer guidelines, and an ESG training as of employee induction. Other trainings included induction programmes for new recruits, leadership training, IT and cyber security and modules on soft skills, programmes on mental and physical well-being, among several others</td><td>81%</td></tr>
<tr><td>Workers</td><td>1,930</td><td>65%</td></tr>
</table>

2. **Details of fines/penalties/punishment/award/compounding fees/settlement amount paid in proceedings (by the entity or by directors/KMPs) with regulators/law enforcement agencies/judicial institutions, in the financial year, in the following format (Note: the entity shall make disclosures on the basis of materiality as specified in Regulation 30 of SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015 and as disclosed on the entity's website)**

Monetary

	NGRBC Principle	Name of the Regulatory/ enforcement agencies/ judicial institutes	Amount (₹)	Brief of the Case	Has an appeal been preferred (Yes/No)?
Penalty/Fine					
Settlement			Nil		
Compounding fees					

Non-monetary

	NGRBC Principle	Name of the Regulatory/ enforcement agencies/ judicial institutes	Amount (₹)	Brief of the Case	Has an appeal been preferred (Yes/No)
Imprisonment			Nil		
Punishment					

3. **Of the instances disclosed in Question 2 above, details of the appeal/revision preferred in cases where monetary or non-monetary action has been appealed**

Not applicable

4. **Does the entity have an anti-corruption or anti-bribery policy? If yes, provide details in brief and if available, provide a web-link to the policy**

Yes. Dr. Reddy's has an Anti-bribery and Anti-corruption policy. The policy has been developed in alignment with Dr. Reddy's Code of Business Conduct and Ethics (COBE), other internal policies such as Ombudsperson policy and other rules and regulations relevant to Anti-Bribery and Anti-Corruption that govern the Company because of its geographical presence in multiple countries. The policy reiterates that Dr. Reddy's does not tolerate any bribery and corruption directly or indirectly and uphold the highest standards of integrity and transparency in all its interactions and business activities. The Anti-bribery and Anti-corruption policy is available on the intranet platform of the Company.

The policy forms part of the COBE, applies to all members of the Board of Directors, full and part-time employees of the Company, its subsidiaries and affiliates. All business partners are also expected to follow the same standard of ethics when conducting business with the Company or on its behalf. (https://www.drreddys.com/investor#governance)

5. **Number of Directors/KMPs/employees/workers against whom disciplinary action was taken by any law enforcement agency for the charges of bribery/corruption**

	FY2024-25	FY2023-24
Directors	Nil	Nil
KMPs	Nil	Nil
Employees	Nil	Nil
Workers	Nil	Nil

6. Details of complaints with regard to conflict of interest

	FY2024-25		FY2023-24	
	Number	Remarks	Number	Remarks
Number of complaints received in relation to issues of conflict of interest of the directors	Nil	Not applicable	Nil	Not applicable
Number of complaints received in relation to issues of conflict of interest of the KMPs	Nil	Not applicable	Nil	Not applicable

7. Provide details of any corrective action taken or underway on issues related to fines/penalties/action taken by regulators/law enforcement agencies/judicial institutions, on cases of corruption and conflicts of interest

Not applicable

8. Number of days of accounts payables ((Accounts payable *365)/Cost of goods/services procured) in the following format

	FY2024-25 Current Financial Year	FY2023-24 Previous Financial Year
Number of days of accounts payables[1]	76	80

[1] *Number of days of accounts payables is calculated on procurement of materials.*

9. Open-ness of business

Details of concentration of purchases and sales with trading houses, dealers, and related parties along-with loans and advances & investments, with related parties:

Parameter	Metrics		FY2024-25 Current Financial Year	FY2023-24 Previous Financial Year
Concentration of Purchases	a)	Purchases from trading houses as % of total purchases	18.6	20
	b)	Number of trading houses from where purchases are made from	38	45
	c)	Purchases from top 10 trading houses as % of total purchases from trading houses	15	14
Concentration of Sales[1]	a)	Sales to dealers/distributors as % of total sales	30.6	31.0
	b)	Number of dealers/distributors to whom sales are made	6,178	7,375
	c)	Sales to top 10 dealers/distributors as % of total sales to dealers/distributors	15.8	17.6
Share of RPTs	a)	Purchases (purchases with related parties/total purchases)	0.71	0.52
	b)	Sales (sales to related parties/total sales)	0.002	Nil
	c)	Loans & advances (loans & advances given to related parties/ total loans & advances)	Nil	Nil
	d)	Investments (investments in related parties/total investments made)	Nil	Nil

[1] *As per Ind AS standalone financial statements*

Leadership Indicators

1. Awareness programmes conducted for value chain partners on any of the principles during the financial year

Awareness programmes conducted for value chain partners on any of the principles during the financial year			
Sl.	Total number of awareness programmes held	Topics/principles covered under the training	Percentage of value chain partners covered (by value of business done with such partners) under the awareness programmes
1	494	Defensive Driving training & road safety awareness	99
2	4	ESG Capability Building for Strategic Suppliers	100
3	8	ESG Capability Building programme during supplier summits	41

2. Does the entity have processes in place to avoid/manage conflict of interests involving members of the Board? (Yes/No) If yes, provide details of the same

Yes. The Company has a Conflict-of-Interest Policy which lays down the principles and standards that govern the actions of the Company including its subsidiaries, joint ventures and its directors, officers and employees (full time or part time, contract employees and consultants). This Policy provides guidance for recognising, reporting and resolution of any actual, potential or perceived conflict of interest.

Further, as part of the governance ecosystem, the Company has adopted best practices on reviews of conflict of interest of Directors. In case any director is getting appointed or associated with any new organisation, such director makes a proactive disclosure of his association with the new organisation to the Chairman and the Company Secretary. The said disclosure is placed before the next meeting of the Nomination, Governance and Compensation Committee (NGCC) for reviewing the conflict or potential conflict of the situation of such director, if any, with the Company after being associated with the new organisation. The Director's disclosures are also placed before the Board and conflict of interest, if any, is discussed and reviewed by the Board. The Board collectively is responsible for decision-making on the conflict of interest disclosed to the Board for any business decisions, wherein any of the Directors are interested.

PRINCIPLE 2: BUSINESSES SHOULD PROVIDE GOODS AND SERVICES IN MANNER THAT IS SUSTAINABLE AND SAFE

Essential Indicators

1. Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the entity, respectively

	FY (2024-25)	PY (2023-24)	Details of improvements in environmental and social impacts
R&D	100	100	R&D expenditure in various technologies is focused on improving the environmental and social impacts of our products/processes
Capex	2.0	2.0	Reduction in usage of non-renewable energy sources. Reduction of freshwater footprint in facilities by implementing water efficiency improvement/operational excellence projects, and technology interventions in wastewater treatment plant. Safety of employees and stakeholders.

2. a. Does the entity have procedures in place for sustainable sourcing

Yes, the Company has procedures in place for sustainable and responsible sourcing.

b. If yes, what percentage of inputs were sourced sustainably

100% of our inputs are sourced from suppliers who abide by our Supplier Code of Conduct. Our Supplier Code of Conduct has a clear policy on sustainability requirements.

3. Describe the processes in place to safely reclaim your products for reusing, recycling and disposing at the end of life, for

(a) Plastics (including packaging) (b) E-waste (c) Hazardous waste (d) Other waste	We have waste management systems in place at all our facilities. Plastic waste is either co-processed or recycled based upon the type of waste generated. E-waste is sold to authorised vendors. 99% of our global hazardous waste is sent to cement industries and recyclers for co-processing and recycling. The remaining 1% of global hazardous waste is sent to landfill. Other non-hazardous waste such as glass, MS scrap, wood waste, and boiler ash, etc. are sent to recyclers, cement industries for co-processing or to brick manufacturers. We also monitor the waste management in further value chain wherein all our expired products are incinerated at authorised destruction vendor. Other waste like plastic drums/pallets etc. used for transportation are sold out to scrap vendors who are known for either re-use/recycle.

4. Whether Extended Producer Responsibility (EPR) is applicable to the entity's activities (Yes/No). If yes, whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards? If not, provide steps taken to address the same

Yes, we work in compliance with India's Plastic Waste Management Rules, 2016 (subsequent abatements) and the Extended Producer Responsibility (EPR) guidelines. Our waste collection plan is in line with the EPR plan submitted to Pollution Control Board (PCB). During the year FY2025, we have collected 2,654 tonnes of waste and disposed off in environment-friendly manner as per the EPR requirements.

Leadership Indicators

1. Has the entity conducted Life Cycle Perspective/Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)? If yes, provide details

Yes, we have completed LCA of two of our Active Pharmaceutical Ingredient (API) products during the year FY2025.

Sl. No.	NIC Code	Name of Product/ Service	%age of total turnover contributed*	Boundary for which the Life Cycle Perspective/ Assessment was conducted	Whether conducted by independent external agency (Yes/No)	Results communicated in public domain (Yes/No)	If yes, provide the web-link
1	21009	Quetiapine Fumerate	1.01	Cradle to gate	Yes	Yes	https://www.drreddys.com/cms/cms/sites/default/files/2025-06/LCA%20Report%20of%20Quetiapine%20Fumarate.pdf
2	21009	Sitagliptin HCl	2.40	Cradle to gate	Yes	Yes	https://www.drreddys.com/cms/cms/sites/default/files/2025-06/LCA%20Report%20of%20Sitagliptin%20Hydrochloride%20Monohydrate.pdf

**w.r.t API Sales*

2. If there are any significant social or environmental concerns and/or risks arising from production or disposal of your products/services, as identified in the Life Cycle Perspective/Assessments (LCA) or through any other means, briefly describe the same along with action taken to mitigate the same

Action taken to mitigate significant social or environmental concerns and/or risks arising from production or disposal of products/services

Sl.	Name of product/service	Description of the risk/concern	Action taken
There were no significant social or environmental concerns raised from the LCA analysis of our two API products.			

3. **Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry)**

Not applicable. As in the pharmaceutical industry we can't use recycled or reused input materials in the manufacturing process due to its nature of products. However, in some of our operations, we recover the spent solvent through solvent recovery system and reuse the same in our operations.

4. **Of the products and packaging reclaimed at end of life of products, amount (in metric tonnes) reused, recycled, and safely disposed**

	Current Financial Year			Previous Financial Year		
	Re-used	Recycled	Safely disposed	Re-used	Recycled	Safely disposed
Plastics (including packaging)	0	0	0	0	0	0
E waste	0	0	0	0	0	0
Hazardous waste – Expired Product	0	0	813 tonnes	0	0	895 tonnes
Other waste	Cold boxes- 10,105 units	0	0	Cold boxes- 31,376 units	0	0

5. **Reclaimed products and their packaging materials (as percentage of products sold) for each product category**

Sl. No.	Indicate product category	Reclaimed products and their packaging materials as %age of total products sold in respective category
1	Cold boxes	92% of these boxes are reused at CFA or stockist level

PRINCIPLE 3: BUSINESSES SHOULD RESPECT AND PROMOTE THE WELL-BEING OF ALL EMPLOYEES, INCLUDING THOSE IN THEIR VALUE CHAINS

Essential Indicators

1. **a. Details of measures for the well-being of employees**

Category	Total	% of employees covered by									
		Health Insurance		Accident Insurance		Maternity Benefit		Paternity Benefits		Day Care Facilities	
		No.	%	No.	%	No.	%	No.	%	No.	%
Permanent employees											
Male	21,298	21,298	100%	21,298	100%	NA	NA	21,298	100%	21,298	100%
Female	5,642	5,642	100%	5,642	100%	5,642	100%	NA	NA	5,642	100%
Other	4	4	100%	4	100%	NA	NA	NA	NA	4	100%
Total	**26,944**	**26,944**		**26,944**		**5,642**		**21,298**		**26,944**	
Other than permanent employees											
Male	5,199	5,199	100%	5,199	100%	NA	NA	5,199	100%	5,199	100%
Female	2,838	2,838	100%	2838	100%	2,838	100%	NA	NA	2,838	100%
Other	0	0	100%	0	100%	NA	NA	NA	NA	0	100%
Total	**8,037**	**8,037**		**8,037**		**2,838**		**5,199**		**8,037**	

1. b. Details of measures for the well-being of workers

Category	% of workers covered by										
	Total	Health Insurance		Accident Insurance		Maternity Benefit		Paternity Benefits		Day Care Facilities	
		No.	%	No.	%	No.	%	No.	%	No.	%
Permanent workers											
Male	552	552	100%	552	100%	NA	NA	552	100%	552	100%
Female	21	21	100%	21	100%	21	100%	NA	NA	21	100%
Other	0	0	-	0	-	NA	NA	NA	NA	0	-
Total	**573**	**573**		**573**		**21**		**552**		**573**	
Other than permanent workers											
Male	6,257	6,257	100%	6,257	100%	NA	NA	6,257	100%	6,257	100%
Female	1714	1714	100%	1714	100%	1714	100%	NA	NA	1714	100%
Other	0	0	-	0	-	NA	NA	NA	NA	0	-
Total	**7,971**	**7,971**		**7,971**		**1714**		**6257**	**-**	**7,971**	**100%**

1. c. Spending on measures towards well-being of employees and workers (including permanent and other than permanent)

	FY2024-25 Current Financial Year	FY2023-24 Previous Financial Year
Cost incurred on well-being measures as a % of total revenue of the company*	0.20%	0.20%

Based on standalone basis

2. Details of retirement benefits, for current financial year and previous financial year

Benefits	FY2024-25			FY2023-24		
	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y/N/N.A.)	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y/N/N.A.)
PF	100.0	100.0	Yes	100.0	100.0	Yes
Gratuity	100.0	100.0	NA	100.0	100.0	NA
ESI	2.0	0	Yes	2.9	0.0	Yes
Others – Superannuation	3.0	NA	Yes	3.0	NA	NA

3. Accessibility of workplaces: Are the premises/offices of the entity accessible to differently abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016? If not, whether any steps are being taken by the entity in this regard

Yes. The premises/offices of the Company, including the registered and corporate offices have ramps or elevators to enable easy movement. Most offices are located either on the ground floor or have elevators and infrastructure for differently abled individuals. Wheelchair accessible restrooms are also available at certain premises. We conduct audits for physical and digital accessibility and remedial steps are being followed to enable people with disabilities further. An Employee [redacted]

4. **Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web-link to the policy**

Yes. The Code of Business Conduct and Ethics (COBE) of the Company provides for an Equal Opportunity Policy to create an inclusive work environment by fostering diversity in the workplace, and to treat all employees equally irrespective of gender, age, physical disability, creed, religion, sexual orientation, racial background, pregnancy, place of origin, caste, political affiliation or other discriminatory factors. We value diversity in our workforce and thus encourage and nurture talent within the organisation. We work best when there is an atmosphere of mutual trust and co-operation. The policy is available at the Company's website at: https://www.drreddys.com/cms/cms/sites/default/files/2021-11/cobe-booklet-v40.pdf.

Further, the Equal Employment Opportunity (EEO) Statement states that Dr. Reddy's maintains a work environment, that is free from discrimination, and is an equal opportunity employer. We are committed to employ and nurture all qualified diverse workforce without regard to race, colour, religion, national origin, sex, age, disability status, genetics, sexual orientation, gender identity or expression, marital status, citizenship or any other characteristic or classification protected by the applicable law(s) of the countries we operate in. We apply these principles in all aspects of employment, including recruitment, hiring, placement, promotion, termination, lay off, transfer, leaves of absence, training and compensation. The Company assures all employees that no individual filing a complaint will be discriminated against, as a result of their complaint. The policy is available at the Company's career website at: https://careers.drreddys.com/#!/#eeo-statement.

5. Return to work and retention rates of permanent employees and workers that took parental leave

Gender	Permanent employees		Permanent workers	
	Return to work rate	Retention rate	Return to work rate	Retention rate
Male	94.9%	86.5%	-	-
Female	95.7%	81.1%	-	-
Others	-	-	-	-
Total	**95.0%**	**85.6%**	**-**	**-**

6. Mechanism available to receive and redress grievances for the following categories of employees and workers, if yes, details of the mechanism in brief

	Yes/ No	(If Yes, then give details of the mechanism in brief)
Permanent workers	Yes	The Company has an Ombudsperson Policy (whistle-blower or vigil mechanism) applicable to employees and third parties, to report concerns on actual or suspected violations of the code or any applicable laws and regulations. The Audit Committee Chairperson is the Chief Ombudsperson. Concerns raised to the Company and their resolution are reported through the Chief Ombudsperson to the Audit Committee and where applicable, to the Board. The policy provides avenues to report concerns directly to the Compliance Team. Refer link of the policy and reporting channels separately mentioned below. Ombudsperson Policy Link: https://www.drreddys.com/investor#governance Ombudsperson reporting channel website link: https://drreddys.ethicspoint.com/
Other than permanent workers	Yes	
Permanent employees	Yes	
Other than permanent employees	Yes	

7. Membership of employees and workers in association(s) or unions recognised by the Company

Category	FY2024-25			FY2023-24		
	Total employees/ workers in respective category	No. of employees/ workers in respective category, who are part of association(s) or union	%	Total employees/ workers in respective category	No. of employees/ workers in respective category, who are part of association(s) or union	%
Total permanent employees	**26,944**	**0**	**0**	**26,343**	**0**	**0.0**
Male	21,298	0	0	21,119	0	0.0
Female	5,642	0	0	5,219	0	0.0
Other	4	0	0	5	0	0.0
Total permanent workers	**573**	**434**	**75.7**	**643**	**435**	**67.7**
Male	552	416	75.4	600	417	69.5
Female	21	18	85.7	43	18	41.9
Other	0	0	0	0	0	0

8. Details of training given to employees and workers

	FY2024-25					FY2023-24				
	Total	On health and safety measures		On skill upgradation		Total	On health and safety measures		On skill upgradation	
		Nos.	%	Nos.	%		Nos.	%	Nos.	%
Employees										
Male	21,298	9,850	46.3	20,522	96.4	21,119	9,095	43.1	19,006	90.0
Female	5,642	2,308	40.9	5,358	94.9	5,219	2,105	40.3	5,219	100.0
Other	4	4	100	4	100	5	1	20.0	5	100.0
Total	**26,944**	**12,162**	**45.1**	**25,884**	**96.1**	**26,343**	**11,201**	**42.5**	**24,230**	**92.0**
Workers										
Male	552	284	51.5	356	64.5	600	347	57.8	595	99.2
Female	21	18	85.7	18	85.7	43	43	100	43	100
Other	0	0	0	0	0	0	0	0	0	0
Total	**573**	**302**	**52.7**	**374**	**65.3**	**643**	**390**	**60.7**	**638**	**99.2**

Note - The above table doesn't contain the trainings provided to contract workmen. For Contract workmen trainings are imparted at three levels:

1. *general safety training*
2. *job-specific training*
3. *daily safety briefing before start of the particular task*

100% contract workmen undergo safety training.

9. Details of performance and career development reviews of employees and workers

	FY2024-25			FY2023–24		
	Total	Nos.	%	Total	Nos.	%
Employees						
Male	21,298	19,853	93.22	21,119	20,822	98.6
Female	5,642	5,040	89.33	5,219	5,107	97.9
Other	4	4	100	5	5	100
Total	**26,944**	**24,897**	**92.40**	**26,343**	**25,934**	**98.4**
Workers						
Male	552	540	97.83	600	57	9.5
Female	21	21	100	43	24	55.8
Other	0	0	0	0	0	0
Total	**573**	**561**	**97.91**	**643**	**81**	**12.6**

10. Health and safety management system

a. Whether an occupational health and safety management system has been implemented by the entity. If yes, the coverage of such system

Yes, we have implemented an occupational health and safety management system. All our Indian manufacturing facilities are certified under ISO 45000. The coverage is 100% of our entity, and it includes both regular employees and contractors.

b. What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity?

We have developed a guidance document which provides the course on how to identify, evaluate safety, health & environment risks and reduce them to an acceptable level by strengthening existing control and or incorporating additional controls for all the activities within premises of the organisation. The guidelines clearly outlines the processes, roles and responsibilities. We have implemented various tools like JSA, HIRA, Process Hazard Analysis, HAZOP to identify work-related hazards and assess risk of routine and non-routine activities.

c. Whether you have processes for workers to report the work-related hazards and to remove themselves from such risks. (Y/N)

Yes, every department head interacts with all members on Safety matters daily through toolbox talk. In this forum, workmen actively participate and give suggestions and feedback for improvements.

d. Do the employees/workers of the entity have access to non-occupational medical and healthcare services? (Yes/No)

Yes, Employees have access to non-occupational medical and healthcare services via the medical insurance. MHI (My Health Index) includes Diet Coach (Dietician), Fitness Coach (Physiotherapist) and Happiness Coach (Psychologist) which is being run at some sites of Dr. Reddy's in India have holistic healthcare services available on site.

11. Details of safety-related incidents

Safety Incident/Number	Category	FY2024-25	FY2023-24
Lost Time Injury Frequency Rate (LTIFR) (per one million-person hours worked)	Employees	0.03	0.14
	Workers[1]	0.12	0.14
Total recordable work-related injuries	Employees	21	22
	Workers[1]	20	19
No. of fatalities	Employees	0	0
	Workers[1]	0	0
High consequence work-related injury or ill-health (excluding fatalities)	Employees	0	0
	Workers[1]	0	1

[1] *Workers means other than permanent workers*

12. Describe the measures taken by the entity to ensure a safe and healthy workplace

At Dr. Reddy's, we emphasise strongly on the health, safety, and well-being of our people. We continuously strive to create a work environment that is free from any occupational hazards, regardless of where our people are located or what type of work they carry out. We have developed and implemented strong Health and Safety systems at all our plants. These systems are guided and driven by our established policies and procedures. Periodic assessments are conducted to evaluate the effectiveness of the systems implemented and appropriate measures are taken to further improve our H&S performance continually.

13. Number of Complaints on the following made by employees and workers

	FY2024-25			FY2023–24		
	Filed during the year	Pending resolution at the end of year	Remarks	Filed during the year	Pending resolution at the end of year	Remarks
Working Conditions	Nil	Nil	-	Nil	Nil	-
Health & Safety	Nil	Nil	-	2	1	-

14. Assessments for the year

	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)
Health and safety practices	100%
Working Conditions	100%

15. Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks/concerns arising from assessments of health & safety practices and working conditions

Not applicable

Leadership Indicators

1. Does the entity extend any life insurance or any compensatory package in the event of death of (A) Employees (Y/N) (B) Workers (Y/N)

Yes, it extends to both employees and workers.

2. Provide the measures undertaken by the entity to ensure that statutory dues have been deducted and deposited by the value chain partners

The Company ensures that statutory dues as applicable to the transactions within its remit are deducted and deposited in accordance with extant regulations. This activity is also reviewed as part of the internal and statutory audit. The Company expects its value chain partners to uphold business responsibility principles and values of transparency and accountability.

3. Provide the number of employees/workers having suffered high consequence work-related injury/ill-health/ fatalities (as reported in Q11 of Essential Indicators above), who have been rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment

	Total no. of affected employees/workers		No. of employees/workers that are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment	
	FY2024-25	FY2023-24	FY2024-25	FY2023-24
Employees	0	0	0	0
Workers	0	1	0	Given suitable medical care and salary being paid

4. Does the entity provide transition assistance programmes to facilitate continued employability and the management of career endings resulting from retirement or termination of employment? (Yes/No)

Yes, the Company provides transition assistance programmes to facilitate continued employability and the management of career endings resulting from retirement or termination of employment.

5. Details on assessment of value chain partners

	% of value chain partners (by value of business done with such partners) that were assessed
Health and safety practices	We conduct periodic supplier risk assessments for our value chain partners through a third-party to better understand our value chain risk exposure. In the last two years, we have assessed 21% of our global value chain partners on multiple ESG parameters. During the year, we have assessed suppliers representing ~12% of direct spend globally.
Working conditions	

6. Provide details of any corrective actions taken or underway to address significant risks/concerns arising from assessments of health and safety practices and working conditions of value chain partners

We have shared corrective action reports post assessment to our strategic suppliers and we are in the process of reviewing their performance.

PRINCIPLE 4: BUSINESSES SHOULD RESPECT THE INTERESTS OF AND BE RESPONSIVE TO ALL ITS STAKEHOLDERS

Essential Indicators

1. Describe the processes for identifying key stakeholder groups of the entity

We consider individuals, groups, institutions, or entities that contribute to shaping our business, that add value or constitute a core part of the business value chain as key stakeholders. Our stakeholders are both internal and external, and direct as well as indirect. Our process of identification and classification of the stakeholders is defined by their interest, impact and participation in operations of the Company including engagement on various environmental, social and governance matters. Delivering on stakeholder needs, interests and expectations are integral to the way we operate. We keenly listen to our stakeholders and have established various touchpoints and tools for communication, advocacy and engagement. Our key stakeholders include employees, investors, suppliers and partners, customers, government authorities, healthcare professionals, patients and the community.

2. List stakeholder groups identified as key for your entity and the frequency of engagement with each stakeholder group

Sl.	Stakeholder Group	Whether identified as Vulnerable & Marginalised Group	Channels of communication	Frequency of engagement	Purpose and scope of engagement including key topics and concerns raised during such engagement
1	Employees	No	We use digital as well as physical channels of communication including but not limited to e-mails, newsletters, intranet, townhalls and leadership touchpoints, pulse surveys for employee feedback and redressal, and appraisal and training programmes for personal and professional growth.	Daily	Through multiple physical and digital channels of communication, we aim to provide our employees a safe, inclusive and empowering workplace that encourages transparent engagement and the freedom to act, innovate and grow as professionals and individuals. Our ongoing effort is to maintain two-way engagement with colleagues globally including those in corporate offices, R&D laboratories, manufacturing locations and in the field. Our engagement ranges from discussing the Company's strategy, growth opportunities, operational execution, industry developments, employee performance and career growth opportunities, capability building, recognition and celebrations.
2	Investors	No	We interact with our shareholders, potential investors and research analysts through investor meetings/calls, conferences, earnings call, investor events, e-mail, press releases, stock exchange intimations, investor presentations and annual reports. We also provide various updates on our website and other places of engagement.	Frequent and need-based	We engage with investors to update on the business and financial performance, Company's strategy and growth levers, potential opportunities and risks, our ESG goals/actions, and material events which may have a positive or negative impact on the performance of the Company.

Sl.	Stakeholder Group	Whether identified as Vulnerable & Marginalised Group	Channels of communication	Frequency of engagement	Purpose and scope of engagement including key topics and concerns raised during such engagement
3	Patients	Yes, depending on various factors such as health, income, access and others	We engage with patients through multiple assistance programs (Financial assistance, Lifestyle support, Education, counselling), Disease management and awareness initiatives. We also use different marketing channels (print, digital, social media) to inform patients about our OTC products. Customer services support are also provided to report any feedback/adverse effects from our products.	Frequent and need-based	Patient-centricity is the core tenet of our strategy. Through our customer assistance and outreach programmes, we educate, provide support, awareness, and increase adherence to improve the health of our patients. Being closer to the patient also allows us to identify and address the unmet patient needs and develop better products/ services for the patients. We address patient-related queries/feedback and any drug-related concerns. We also create awareness and breaking various myths on managing various diseases or medical treatments.
4	Health Care Professionals	No	We use physical and digital channels such as e-mail, webinar/conferences, electronic updates, portals as well as in-person visits and collaterals.	Frequent and need-based	Our engagement aims to update healthcare professionals on products, innovations, access, availability of our medicines and healthcare solutions. Engagement also includes discussion on therapy advances, science of medicines and patient needs.
5	Customers	No	Physical and virtual meetings, customer events, calls, e-mail, website	Daily	We engage with our customers to ensure regular supply of the products, keep them informed about new products, participate in the bids/tenders, maximise the outreach of our products and to assess customer satisfaction.
6	Suppliers & Partners	No	On-site meetings, virtual meeting, business partner's meet, supplier forums, partner events, calls, e-mail, satisfaction survey, website	Frequent/ Quarterly Governance calls/Annual meet	Making a holistic impact on the health of patients worldwide requires us to work with partners across the healthcare value chain. We emphasise fair, transparent, and ethical practices and seek partners who share the same commitment towards compliance with laws, regulations, published standards and environmental practices. Our supplier engagement includes capability building programmes, audit CAPA governance and tracking, business partner meets and includes discussions on our ESG goals, efficiency in manufacturing, stronger quality management practices, human rights policies and standards, and working together to advance our sustainability agenda.

Sl.	Stakeholder Group	Whether identified as Vulnerable & Marginalised Group	Channels of communication	Frequency of engagement	Purpose and scope of engagement including key topics and concerns raised during such engagement
7	Government authorities	No	Our interactions with authorities take place through e-mails, meetings, audits, representations, filings and submissions.	Need-based	Our engagement with official authorities is multi-fold. With regulatory authorities, our engagement is aimed at discharging responsibilities and furthering our core business of product development, launch, manufacturing, etc. in keeping with the latest and highest standards of compliance. With policy-makers, our engagement aims to understand and discuss matters pertaining to the industry. We do advocacy and make representations on various regulatory and policy issues to strengthen the healthcare eco-system through policy interventions and ensure timely access to quality medicines at affordable prices.
8	Community	Yes, depending on various factors such as health, income and others	Our engagement with the community includes interactions, collaborations, onsite visits, email and other digital channels.	Frequent and need-based	With giving back to society as a core tenet of the Company, our corporate social responsibility and employee volunteering programmes target the areas of education, skilling and livelihood, health and environmental sustainability through partners and local NGOs. Additionally, we also run training, awareness and empowerment programmes. We engage with local community to understand their challenges and work for their sustainable development.
9	Third Party logistics service providers and CFAs	No	Onsite/virtual meetings, email, annual meet, training and awareness programmes	Frequent	Our engagement with third-party logistics service provider's and CFA's is to ensure safe transportation, warehousing and ensuring availability of our medicines. We also reward and recognise third-party logistics service providers for road safety practices. Through the driver management centre, we train and counsel the transporters on behavioural safety to ensure zero road accidents.
10	Contract Workforce	No	Meetings, discussions, trainings and toolbox talks	Frequent	To ensure the job assigned are performed timely and in a safe manner. We also create awareness on health, safety and environmental practices.

Leadership Indicators

1. **Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how is feedback from such consultations provided to the Board**

   Based on the consultation and feedback received from the respective stakeholder groups, we have assessed and analysed the material topics and the same were discussed with the relevant business and functional heads. The material topics including economic, environmental and social topics requiring the attention of the Board or its Committees are thereafter placed before the relevant Board Committees and the Board during the quarterly meetings.

   The Board has a designated Sustainability and CSR Committee to act as the nodal committee to review ESG strategies and programmes, policies, disclosures and overall sustainability goals and progress, amongst others. Further, from an ESG perspective, various other Board Committees also review the matters within the purview of their respective charters. The respective Committees also update the Board regarding deliberations and decisions on such ESG matters. The Board also discusses and reviews such matters.

2. **Whether stakeholder consultation is used to support the identification and management of environmental, and social topics (Yes/No). If so, provide details of instances as to how the inputs received from stakeholders on these topics were incorporated into policies and activities of the entity**

   Effective engagement helps us connect stakeholder needs with organisational goals, creates the basis of an effective strategy development, and unlocks greater shared value for all stakeholders. We use multiple platforms to engage with a wide variety of stakeholders to understand their unique needs and concerns and chart out suitable strategies to address them. We annually review our material topics and assess them based on any material changes in operations, geographical presence, progress on goals and targets, changes in regulations etc. In FY2025, we carried out a double materiality assessment to evaluate both the impact of our operations on society and the environment, and the influence of external events on our business and financial performance. Our internal and external stakeholders identified key material topics that are likely to impact Dr. Reddy's business, like product availability, responsible pricing and affordability, high-quality medicines, patient safety, anti-bribery and anti-corruption. These topics have been considered in the list of Dr. Reddy's action areas and our sustainability framework.

3. **Provide details of instances of engagement with, and actions taken to, address the concerns of vulnerable/ marginalised stakeholder groups**

   Patients: We have various patient assistance programmes for patients who are not in a position to afford high-cost treatments. We also support them through education, increase in awareness, and adherence to improve their health conditions. In India,we support patients through the Sparsh patient assistance program. In the U.S., we offer co-pay savings programa for eligible patients for multiple products.

   Community: We implement several CSR programmes in the areas of education, skilling and livelihood, health and environmental sustainability through partners and local NGOs for marginalised sections of communities. The Company's various CSR projects are carried out by Dr. Reddy's Foundation, Naandi Foundation, Nice Foundation and Roshni Trust. The Dr. Reddy Foundation has been conferred with the prestigious National Award for the Empowerment of Persons with Disabilities in New Delhi by Hon'ble President of India on the occasion of International Day of Persons with Disabilities (IDPD). For more details, refer to our social section of this Integrated Annual Report.

PRINCIPLE 5: BUSINESSES SHOULD RESPECT AND PROMOTE HUMAN RIGHTS

Essential Indicators

1. Employees and workers who have been provided training on human rights issues and policy(ies) of the entity

Category	FY2024-25			FY2023-24		
	Total	No. of employees/ workers covered	%	Total	No. of employees/ workers covered	%
Employees						
Permanent	26,944	24,221	89.9	26,343	19,143	72.7
Other than permanent	8,037	756	9.4	8,226	1,032	12.6
Total	**34,981**	**24,977**	**71.4**	**34,569**	**20,175**	**58.4**
Workers						
Permanent	573	299	52.2	643	583	90.7
Other than permanent	-	-	-	8,657	-	-
Total	**573**	**299**	**52.2**	**9,300**	**583**	**6.3**

2. Details of minimum wages paid to employees and workers

	FY2024-25					FY2023–24				
	Total	Equal to Minimum Wage		More than Minimum Wage		Total	Equal to Minimum Wage		More than Minimum Wage	
		Nos.	%	Nos.	%		Nos.	%	Nos.	%
Employees										
Permanent	**26,944**	**0**	**0**	**26,944**	**100**	**26,343**	**0**	**0**	**26,343**	**100**
Male	21,298	0	0	21,298	100	21,119	0	0	21,119	100
Female	5,642	0	0	5,642	100	5,219	0	0	5,219	100
Others	4	0	0	4	100	5	0	0	5	100
Other than Permanent	**8,037**	**0**	**0**	**8,037**	**100**	**8,226**	**0**	**0**	**8,226**	**100**
Male	5,199	0	0	5,199	100	5,476	0	0	5,476	100
Female	2,838	0	0	2,838	100	2,750	0	0	2,750	100
Others	0	0	0	0	100	0	0	0	0	100
Workers										
Permanent	**573**	**0**	**0**	**573**	**100**	**643**	**0**	**0**	**643**	**100**
Male	552	0	0	552	100	600	0	0	600	100
Female	21	0	0	21	100	43	0	0	43	100
Others	0	0	0	0	0	0	0	0	0	0
Other than Permanent*	**8,752**	**0**	**0**	**8,752**	**100**	**8,657**	**6,076**	**70.2**	**2,581**	**29.8**
Male	7,549	0	0	7,549	100	6,936	4,620	66.6	2,316	33.4
Female	1,203	0	0	1,203	100	1,721	1,456	84.6	265	15.4
Others	0	0	0	0	100	0	0	0	0	0

**Pertains to Global Manufacturing Operations (GMO) India, and contains perennial, intermittent, and projects manpower.*

3. Details of remuneration/salary/wages

a. Median remuneration

	Male		Female		Others	
	Number	Median remuneration/ salary/wages of respective category (₹ in Million)	Number	Median remuneration/ salary/wages of respective category (₹ in Million)	Number	Median remuneration/ salary/wages of respective category (₹ in Million)
Board of Directors (BoD)	7	19.14	4^	16.36	0	0
Key Managerial Personnel (KMPs)[1]	3	45.75	0	0	0	0
Employees other than BoDs and KMPs	21,295	0.70	5,642	0.99	4	0.54
Workers*	416	0.45	18	0.41	0	0

[1] Mr. G V Prasad, Co-Chairman and Managing Director of the Company, is a Key Managerial Personnel and has been included under heading BoD, therefore, not included under heading KMP

** For India workers only*

^ Ms. Kalpana Morparia, Independent Director's remuneration considered for part of the year, term ended on July 30, 2024

b. Gross wages paid to female as % of total wages paid by the entity

	FY2024-25 Current Financial Year	FY2023-24 Previous Financial Year
Gross wages paid to females as % of total wages	27%	24%

4. Do you have a focal point (Individual/Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business

Yes, we have a focal point responsible for addressing human rights impacts or issues caused or contributed to by the business.

5. Describe the internal mechanisms in place to redress grievances related to human rights issues

Chief Compliance Officer (CCO) is the designated authority reporting to the Chief Ombudsperson of Dr. Reddy's for the purpose of compliance with the Ombudsperson Policy. All human rights issues are investigated by designated investigator under guidance from CCO. Based on findings, suitable opportunity of being heard is provided to alleged person before concluding on the case. Any Corrective and Preventive action (CAPA) identified through discussion with business stakeholders and all CAPAs are tracked till closure.

6. Number of Complaints on the following made by employees and workers

	FY2024-25			FY2023-24		
	Filed during the year	Pending resolution at the end of year	Remarks	Filed during the year	Pending resolution at the end of year	Remarks
Sexual Harassment	15	4	-	23	5	-
Discrimination at Workplace	134	24	-	42	18	-
Child Labour	-	-	-	-	-	-
Forced Labour/Involuntary Labour	-	-	-	-	-	-
Wages	-	-	-	-	-	-
Other human rights related issues	-	-	-	-	-	-

7. Complaints filed under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013,

	FY2024-25 Current Financial Year	FY2023-24 Previous Financial Year
Total Complaints reported under Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 (POSH)	15	23
Complaints on POSH as a % of female employees/workers	0.2	0.4
Complaints on POSH upheld	9	19

8. Mechanisms to prevent adverse consequences to the complainant in discrimination and harassment cases

Dr. Reddy's policy on Ombudsperson as well Non-retaliation also supports the Company values and “Speak Up” culture by taking proactive steps to ensure that employees who raise concerns in good faith are protected and supported in the workplace, as appropriate. To protect the interest of complainant, Dr. Reddy’s follows a strict non-retaliation policy, where any retaliation against an employee who in good faith raises concerns or who assists in an investigation of suspected wrongdoing, is not tolerated. Non-retaliation policy is applicable to all employees (including, but not limited to, all current and past employees, contract workers, part-time or temporary workforce) and third parties of the Company. A concern of potential retaliation can be raised through multiple reporting channels that are available and promoted across the organisation.

9. Do human rights requirements form part of your business agreements and contracts

Yes, human rights requirements form a part of our business agreements and contracts.

10. Assessments for the year

	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)
Child labour	100%
Forced/involuntary labour	
Sexual harassment	
Discrimination at workplace	
Wages	
Others – please specify	

11. Provide details of any corrective actions taken or underway to address significant risks/concerns arising from the assessments at Question 9 above

Not applicable, as no risks/concerns observed across the above parameters as stated in question 9 above.

Leadership Indicators

1. **Details of a business process being modified/introduced as a result of addressing human rights grievances/ complaints**

   Business process were not modified/introduced as result of addressing human rights grievances/complaints, as no concerns/risks were observed.

2. **Details of the scope and coverage of any Human rights due diligence conducted**

   We have a due diligence process under which human rights due diligence are conducted to identify the potential issues that may have been present in our business operations and the value chain. Some of the identified issues include child labour, forced labour, discrimination, harassment, collective bargaining and freedom of association. We evaluate the human rights risks associated with our facilities using the SA8000 standard and other internal protocols.

3. **Is the premise/office of the entity accessible to differently abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016**

   Yes. The premises/offices of the Company, including the registered and corporate offices have ramps or have elevators and relevant infrastructure for differently abled individuals. Wheelchair accessible restrooms are available at certain premises.

4. **Details on assessment of value chain partners**

	% of value chain partners (by value of business done with such partners) that were assessed
Child labour	We conduct periodic supplier risk assessments for our value chain partners through a third-party to better understand our value chain risk exposure. In the last two years, we have assessed 21% of our global value chain partners on multiple ESG parameters.
Forced/involuntary labour	
Sexual harassment	
Discrimination at workplace	
Wages	
Others – please specify	

5. **Provide details of any corrective actions taken or underway to address significant risks/concerns arising from the assessments at Question 4 above**

   Not applicable, as no risks/concerns observed across the above parameters as stated in question 4 above

PRINCIPLE 6: BUSINESSES SHOULD RESPECT AND MAKE EFFORTS TO PROTECT AND RESTORE THE ENVIRONMENT

Essential Indicators

1. Details of total energy consumption (in Joules or multiples) and energy intensity

Parameters	FY2024-25	FY2023-24
From renewable sources (in GJ)		
Total electricity consumption (A)	7,74,675# 12,78,018@	963,642
Total fuel consumption (B)	14,39,682	1,358,825
Energy consumption through other sources (C)	0	0
Total energy consumed from renewable sources (A+B+C)	22,14,357# 27,17,699@	2,322,468
From non-renewable sources (in GJ)		
Total electricity consumption (D)	9,93,566# 4,90,223@	604,565
Total fuel consumption (E)	15,45,900	1,946,295
Energy consumption through other sources (F)	0	0
Total energy consumed from non-renewable sources (D+E+F)	25,39,466# 20,36,124@	2,550,861
Total energy consumed (A+B+C+D+E+F)	47,53,823	4,873,328
Energy intensity per rupee of turnover (Total energy consumed/Revenue from operations) GJ/₹ Million[1]	14.6	17.5
Energy intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total energy consumed/Revenue from operations adjusted for PPP) GJ/Revenue adjusted to PPP[2]	301.7	391.0
Energy intensity in terms of physical output (GJ/Tonne of Product)	298.8	329.1*
Energy intensity (optional) – the relevant metric may be selected by the entity	-	-

1 Revenue as per IFRS consolidated financials for FY2025 & FY2024
2 PPP – IMF conversion factors for FY2025: 20.66 and FY2024: 22.4
(Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND)
 # Includes renewable energy from PPAs, rooftop solar, IEX-GDAM, JV Solar, hydel & biomass
@ Includes renewable energy from PPAs, rooftop solar, IEX-GDAM, JV Solar, hydel, biomass & IRECs
** Recalculated in line with the basis of FY2025 production for FY2024*

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency – Yes.

Yes, independent assurance was carried out by DNV

2. **Does the entity have any sites/facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India. If yes, disclose whether targets set under the PAT scheme have been achieved. In case targets have not been achieved, provide the remedial action taken, if any**

We have no sites/facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India.

3. Provide details of the following disclosures related to water

Parameters	FY2024-25	FY2023-24
Water withdrawal by source (in kilolitres)		
(i) Surface water[1]	75,761	102,582
(ii) Groundwater	919,495	1,109,141
(iii) Third-party water	345,756	111,730
(iv) Seawater/desalinated water	0	0
(v) Others (Municipal)	782,104	724,411
Total volume of water withdrawal (in kilolitres) (i + ii + iii + iv + v)	2,123,116	2,047,864
Total volume of water consumption (in kilolitres)	1,973,220	1,893,619
Water intensity per rupee of turnover (Total water consumption/Revenue from operations) (KL/₹ Million*)	6.06	6.78[3]
Water intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total water consumption/Revenue from operations adjusted for PPP) (KL/Revenue adjusted to PPP#)	125.23	151.94[3]
Water intensity in terms of physical output on freshwater withdrawal (KL/Tonne of Product)	128.71	131.37[2]
Water intensity (optional) – the relevant metric may be selected by the entity	-	-

** Revenue as per IFRS Consolidated for FY2025 and FY2024*

 # PPP – IMF conversion factors for FY2025 - 20.66, and FY2024 - 22.4
(Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND)

[1] Rainwater Harvested

[2] Recalculated in line with the basis of FY2025 production for FY2024

[3] Calculated on water consumption basis

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV

4. Provide the following details related to water discharged

Parameters	FY2024-25	FY2023-24
Water discharge by destination and level of treatment (in kilolitres)		
i) To Surface water		
- No treatment	0	0
- With treatment – please specify level of treatment[1]	471	0
ii) To Groundwater		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
iii) To Seawater		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
iv) Sent to third-parties		
- No treatment	0	0
- With treatment – please specify level of treatment[1]	149,425	154,246
v) Others		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
Total water discharged (in kilolitres)	149,896	154,246

[1] Primary treatment

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV.

5. Has the entity implemented a mechanism for Zero Liquid Discharge? If yes, provide details of its coverage and implementation

Yes, we have implemented Zero Liquid Discharge (ZLD) facility at all our chemical technical operations and formulations plants (except one) in India. To avoid the discharge of untreated wastewater effluents, we use the ZLD water treatment engineering approach at 16 of our global manufacturing facilities. All waste water is treated, contaminants are reduced to solids through ZLD, all the treated water is channelled back for usage in our utilities.

6. Please provide details of air emissions (other than GHG emissions) by the entity

Parameters	Units	FY2024-25	FY2023-24
NOx	Metric Tonnes	155.66	171.9
SOx	Metric Tonnes	209.67	289.3
Particulate matter (PM)	Metric Tonnes	100.12	109.5
Persistent organic pollutants (POP)		NA	NA
Volatile organic compounds (VOC)		NA	NA
Hazardous air pollutants (HAP)		NA	NA
Others – please specify		NA	NA

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV

7. Provide details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) & its intensity

Parameters	Units	FY2024-25	FY2023-24
Total Scope 1 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO_2 equivalent	1,42,772	189,530
Total Scope 2 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO_2 equivalent	1,96,309# 94,690@	114,655
Total Scope 1 and Scope 2 emission intensity per rupee of turnover (Total Scope 1 and Scope 2 GHG emissions/Revenue from operations) (Market Based)	MT/₹ Million[1]	0.73	1.1
Total Scope 1 and Scope 2 emission intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total Scope 1 and Scope 2 GHG emissions/Revenue from operations adjusted for PPP) (Market Based)	MT/Revenue adjusted to PPP[2]	15.1	24.4
Total Scope 1 and Scope 2 emission intensity in terms of physical output (Market Based)	MT/Tonne of Product	14.9	20.5*
Total Scope 1 and Scope 2 emission intensity (optional) – the relevant metric may be selected by the entity		-	-

1 Revenue as per IFRS consolidated financials for FY2025 & FY2024
2 PPP – IMF conversion factors for FY2025: 20.66 and FY2024: 22.4
(Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND)
 # Location Based is excluding IRECs
@ Market based is including IRECs
** recalculated in line with the basis of FY2025 production for FY2024*

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV

8. **Does the entity have any project related to reducing Green House Gas emission? If Yes, then provide details**

We are investing in solar, wind and hydel projects, investing in solar plants through joint ventures, moving from coal to cogeneration systems using biomass (rice husk, briquette)based boilers rather than fuel oil-based boilers to reduce our greenhouse gas emissions and accelerate our green transition.

9. Provide details related to waste management by the entity

Parameters	FY2024-25	FY2023-24
Total Waste generated (in metric tonnes)		
Plastic waste (A)	450.37	232.5
E-waste (B)	16.24	17.4
Bio-medical waste (C)	239.3	204.8
Construction and demolition waste (D)	17,852.4	9,497.3
Battery waste (E)	86.68	121.6
Radioactive waste (F)	0	0
Other hazardous waste. Please specify, if any. (G)	49,847.8	36,701.2
Other Non-hazardous waste generated (H). Please specify, if any. (Break-up by composition i.e. by materials relevant to the sector)[1]	44,184.3	31,741.8
Total (A+B + C + D + E + F + G + H)	**112,677.1**	**78,516.7**
Waste intensity per rupee of turnover (Total waste generated/Revenue from operations) MT/₹ Million[2]	0.35	0.28
Waste intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total waste generated/Revenue from operations adjusted for PPP) MT/Revenue adjusted to PPP[3]	7.2	6.3
Waste intensity in terms of physical output	7.1	5.3[#]
Waste intensity (optional) – the relevant metric may be selected by the entity		-
For each category of waste generated, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes)		
Category of waste*		
(i) Recycled	65,308.02	19,467.3
(ii) Re-used	10,720.9	34,630.4
(iii) Other recovery operations (Co-processing/Pre-processing)	35,870.3	23,486.7
Total	**111,899.2**	**77,584.5**
For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes)		
Category of waste*		
(i) Incineration	774.64	932.5
(ii) Landfilling	3.3	0
(iii) Other disposal operations	0	0
Total	**777.94**	**932.5**

1 Non Hazardous waste includes steel scrap, metal scrap, wood waste, ash, waste shippers, copper cables, aluminium trays, general office waste, paper, cardboard, glass, etc.
2 Revenue as per IFRS Consolidated for FY2025 and FY2024
3 PPP – IMF conversion factors for FY2025: 20.66 and FY2024: 22.4
(Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND)
** Waste categorisation has been changed for both FY2025 & FY2024*
 # recalculated in line with the basis of FY2025 production for FY2024

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV

10. Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by the company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes

We have waste management systems in place at all our facilities. Plastic waste is either co-processed or recycled based upon the type of waste generated. E-waste is sold to authorised vendors. 99% of our global hazardous waste is sent to cement industries and recyclers for co-processing and recycling. The remaining 1% of global hazardous waste is sent to landfill.

Other non-hazardous waste such as glass, MS scrap, wood waste, boiler ash etc. is sent to recyclers, cement industries for co-processing or to brick manufacturers.

We reduce waste through technological interventions and ongoing initiatives including sustainable packaging, waste source segregation, process optimisation etc.

11. If the entity has operations/offices in/around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones etc.) where environmental approvals/clearances are required

Sl. No.	Location of operations/offices	Type of operations	Whether the conditions of environmental approval/clearance are being complied with? (Y/N) If no, the reasons thereof and corrective action taken, if any
	Nil		

12. Details of environmental impact assessments of projects undertaken by the entity based on applicable laws, in the current financial year

Name and Brief Detail of Project	EIA Notification Number	Date	Whether conducted by independent external agency (Yes/No)	Results communicated in public domain (Yes/No)	Relevant Web link
	Nil				

13. Is the entity compliant with the applicable environmental law/regulations/guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment Protection Act and rules thereunder (Y/N). If not, provide details of all such non-compliances

Yes, the Company is compliant with the applicable environmental law/regulations/guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act and Environment Protection Act and rules thereunder.

Sl. No.	Specify the law/regulation/ guidelines which was not complied with	Provide details of the non-compliance	Any fines/penalties/action taken by regulatory agencies such as pollution control boards or by courts	Corrective action taken, if any
			Nil	

Leadership Indicators

1. Water withdrawal, consumption and discharge in areas of water stress (in kilolitres): For each facility/plant located in areas of water stress, provide the following information

(i) **Name of the area:** Hyderabad, Pydibhimavaram

(ii) **Nature of operations:** Manufacturing and R&D

(iii) **Water withdrawal, consumption and discharge**

Parameters	FY2024-25	FY2023-24
Water withdrawal by source (in kilolitres)		
(i) Surface water[1]	63,720	90,691
(ii) Groundwater	448,675	585,090
(iii) Third-party water	316,180	111,730
(iv) Seawater/desalinated water	0	0
(v) Others	462,904	394,904
Total volume of water withdrawal (in kilolitres)	1,291,479	1,182,415
Total volume of water consumption (in kilolitres)	1,283,336	1,178,765
Water intensity per rupee of turnover (Water consumed/turnover) KL/₹ Million*	3.94	4.22[#]
Water intensity (optional) – the relevant metric may be selected by the entity	-	-
Water discharged by destination and level of treatment (in kilolitres)		
(i) Into Surface water		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(ii) Into Groundwater		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(iii) Into Seawater		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(iv) Sent to third-parties		
- No treatment	0	0
- With treatment – please specify level of treatment[2]	8,144	3,650
(v) Others		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
Total water discharged (in kilolitres)	**8,144**	**3,650**

1 Rainwater harvested
2 Primary treatment
** Revenue as per IFRS Consolidated for FY2025 and FY2024*
 # Calculated on water consumption basis

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency

Yes, independent assurance was carried out by DNV

2. Please provide details of total Scope 3 emissions & its intensity

Parameters	Units	FY2024-25	FY2023-24
Total Scope 3 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO_2 equivalent	845,849	866,992
Total Scope 3 emissions per rupee of turnover	MT/₹ Million[1]	2.6	3.1
Total Scope 3 emission intensity (optional) – the relevant metric may be selected by the entity		-	-

1 Revenue as per IFRS Consolidated for FY2025 & FY2024

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency

Yes, independent assurance was carried out by DNV

3. **With respect to the ecologically sensitive areas reported at Question 11 of Essential Indicators above, provide details of significant direct & indirect impact of the entity on biodiversity in such areas along with prevention and remediation activities**

Not applicable

4. **If the entity has undertaken any specific initiatives or used innovative technology or solutions to improve resource efficiency, or reduce impact due to emissions/effluent discharge/waste generated, please provide details of the same as well as outcome of such initiatives**

Sl. No.	Initiative undertaken	Details of the initiative (Web-link, if any, may be provided along with summary)	Outcome of the initiative
1	Low Temperature Evaporator	Used in wastewater treatment facility for treating process effluent	Reduced energy consumption in terms of steam and electricity
2	Digitalisation of ETP operations	Operating wastewater treatment facility by digital systems	Reduced chemical consumptions, steam consumption, increased efficiency
3	HHO gas	Along with the fuel, HHO gas is being used for enhanced combustion in the boilers	Improved combustion and reduced fuel consumption

5. **Does the entity have a business continuity and disaster management plan? Give details in 100 words/web link**

Yes. Dr. Reddy's has adopted a resilience strategy focusing on the ability to provide and maintain an acceptable level of service in the face of any planned or unplanned interruption related emergencies at its manufacturing facilities, IT, supply chain etc.

In our pursuit of operational excellence, we have embarked upon several change management initiatives across our organisation, including information technology and automation in the areas of manufacturing, research and development, supply chain and shared services. Accordingly, there are continuous efforts to also strengthen our data resiliency.

6. **Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard**

There is no significant adverse impact to the environment, arising from the value chain partners. 100% of our critical and strategic suppliers have valid air, water & waste consent.

However, we also measure our Scope 3 emissions to address the emission hotspots in the value chain. To address the reduction in carbon footprint we have driven major projects around:

- Air to sea Shipment
- Truck Loadability: With appropriate planning and management, we have optimised the utilisation of trucks resulting in a reduction of trips and overall carbon footprint
- We encourage dedicated transporters to shift to CNG vehicles from diesel
- We drive supplier engagement programmes to help them opt for projects resulting in reduction of Carbon footprint

7. **Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts**

We conduct periodic supplier risk assessments for our value chain partners through a third-party to better understand our value chain risk exposure. In the last two years, we have assessed 21% of our global value chain partners on multiple ESG parameters. During the year, we have assessed 12% of direct spend globally.

PRINCIPLE 7: BUSINESSES, WHEN ENGAGING IN INFLUENCING PUBLIC AND REGULATORY POLICY, SHOULD DO SO IN A MANNER THAT IS RESPONSIBLE AND TRANSPARENT

Essential Indicators

1. a. **Number of affiliations with trade and industry chambers/associations**

The Company is affiliated with 7 trade and industry chambers/associations

1. b. List the top 10 trade and industry chambers/associations (determined based on the total members of such body) the entity is a member of/affiliated to

Sl. No.	Name of the trade and industry chambers/associations	Reach of trade and industry chambers/ associations (State/National)
1	National Council of the Confederation of Indian Industry (CII)	National
2	Indian Pharmaceutical Alliance	National
3	National Accreditation Board for Certification Bodies	National
4	The Life Sciences Advisory Committee	State
5	International Generic and Biosimilar Medicines Association	International
6	Pharmaceutical Supply Chain Initiative (PSCI)	International
7	Asia Business Council	International

2. Provide details of corrective action taken or underway on any issues related to anticompetitive conduct by the entity, based on adverse orders from regulatory authorities

Name of Authority	Brief of the Case	Corrective Action Taken
	Nil	

Leadership Indicators

1. Details of public policy positions advocated by the entity

Sl No.	Public policy advocated	Method resorted for such advocacy	Whether information available in public domain? (Yes/No)	Frequency of Review by Board	Web Link, if available
1	Making representation to the Securities and Exchange Board of India/Ministry of Corporate Affairs on various proposed changes in law in the larger economic interest of the common good	Representation made directly or through industry chambers/ associations	No	The Board reviews on quarterly basis	No
2	Advocacy and support for policies and regulatory framework that support R&D and intellectual property protections.	IPA (Indian Pharmaceutical Alliance)	No	The Board reviews on need basis	https://www.ipa-india.org/
3	Policy advocacy to help make medicines more affordable and accessible	Representation made directly or through industry chambers/ associations	No	The Board reviews on need basis	No

Sl No.	Public policy advocated	Method resorted for such advocacy	Whether information available in public domain? (Yes/No)	Frequency of Review by Board	Web Link, if available
4	Policy advocacy on reduction in counterfeiting & non-standard quality drugs, Uniform Code of Pharmaceuticals Marketing Practices	IPA (Indian Pharmaceutical Alliance)	No	The Board reviews on need basis	https://www.ipa-india.org/
5	Proactively engage with lawmakers and policymakers on laws and regulations that addresses the issues faced by Pharma Industries for common good	Representation made directly or through industry chambers/ associations	Yes	The Board reviews on need basis	No

The Company works closely with various trade and industry associations. This includes industry representations to the government and/or regulators. The Company performs the function of policy advocacy in a transparent and responsible manner while engaging with all the authorities and takes into account the Company's as well as the larger national interest. The Company believes that policy advocacy must preserve and expand the public good and thus, it does not advocate any policy change to benefit itself or a select few. We have also actively participated in several notable industry events and forums lending our voice and perspectives to shape a holistic healthcare ecosystem.

PRINCIPLE 8: BUSINESSES SHOULD PROMOTE INCLUSIVE GROWTH AND EQUITABLE DEVELOPMENT

Essential Indicators

1. Details of Social Impact Assessments (SIA) of projects undertaken by the entity based on applicable laws, in the current financial year

Name and brief details of project	SIA Notification No.	Date of notification	Whether conducted by independent external agency (Yes/No)	Results communicated in public domain (Yes/No)	Relevant Web link
During the year ended FY2025, there were no new projects/capacity expansion of existing projects which require Environmental Clearance or Social Impact Assessment					

2. Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity

Sl. No.	Name of Project for which R&R is ongoing	State	District	No. of Project Affected Families (PAFs)	% of PAFs covered by R&R	Amounts paid to PAFs in FY (In ₹)
NIL						

3. Describe the mechanisms to receive and redress grievances of the community

Most of the activities are carried out in discussion and agreement with the community members. In case of any grievances, the community leaders can reach out to the Company's point of contact (POC) at each of the units. The POC is directly and easily accessible to the community to address any concerns that may arise. Depending on the nature of complaint, relevant stakeholders are engaged to resolve any issue.

4. Percentage of input material (inputs to total inputs by value) sourced from suppliers

Parameters[1]	FY2024-25	FY2023-24
Directly sourced from MSMEs/small producers	2.9	2.9
Directly from within India	51	45

[1] *Disclosure of materials sourced for India*

5. Job creation in smaller towns – Disclose wages paid to persons employed (including employees or workers employed on a permanent or non-permanent/on contract basis) in the following locations, as % of total wage cost

Location[1]	FY2024-25 Current Financial Year	FY2023-24 Previous Financial Year
Rural	8.0	3.5
Semi-Urban	2.0	1.6
Urban	10.0	10.2
Metropolitan	80.0	84.7

(Place to be categorised as per RBI Classification System - rural/semi-urban/urban/metropolitan)

1 Permanent employees at our India locations have been considered.

Leadership Indicators

1. Provide details of actions taken to mitigate any negative social impacts identified in the Social Impact Assessments (Reference: Question 1 of Essential Indicators above)

Sl.	Details of negative social impact identified	Corrective action taken
During the year ended FY2025, there were no new projects/capacity expansion of existing projects which require Environmental Clearance or Social Impact Assessment		

2. Provide the following information on CSR projects undertaken by your entity in designated aspirational districts as identified by government bodies

Sl. No.	State	Aspirational District	Amount spent (₹ in million)
1	Jharkhand	Deoghar	0.46
2	Karnataka	Raichur	1.4
3	Telangana	Khamman, Bhadradri Kothagudem, Jayashankar-Bhupalapally, Kumuram Bheem Asifabad	0.96
4	Andhra Pradesh	Alluri Sitharama Raju	3.6

3. (a) **Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalised/vulnerable groups?**

No, as stated in our Code of Business Conduct and Ethics (COBE), we do not discriminate on any basis while selecting our suppliers and provide equal opportunities for engagement to all potential suppliers. We encourage working with local suppliers or suppliers that are close to our facilities (including small-scale industries). However, we have not specifically considered marginalised/vulnerable groups in our supplier qualifying criteria.

(b) From which marginalised/vulnerable groups do you procure

Not applicable

(c) What percentage of total procurement (by value) does it constitute

Not applicable

4. Details of the benefits derived and shared from the intellectual properties owned or acquired by your entity (in the current financial year), based on traditional knowledge

Sl. No.	Intellectual Property based on traditional knowledge	Owned/Acquired (Yes/No)	Benefit shared (Yes/No)	Basis of calculating benefit share
		NIL		

5. Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved

Not applicable

Sl. No.	Name of authority	Brief of the Case	Corrective action taken
		Not Applicable	

6. Details of beneficiaries of CSR Projects

Sl. No.	CSR Projects	No. of persons benefited from CSR Projects	% of beneficiaries from vulnerable and marginalised group
1	Kallam Anji Reddy Vidyalaya (KARV)	2,264	99% of the CSR projects are implemented with an objective to reach out to the vulnerable and marginalised communities, including persons with disabilities, elderly, women and children from the less privileged socio-economic sections of the society
2	Kallam Anji Reddy Vocational Junior College (KAR-VJC)	827	
3	School Improvement Programme (SIP)	44,708	
4	Scholarship for Women in Science	110	
5	Aspiring Teachers Programme	22	
6	Support to Tribal welfare school and college	640	
7	Dr. Anji Reddy CAN-DO ETR grants	57	
8	Education and Vocational support for children with illness	40	
9	Person with Disabiliy (PwD) skilling	1,452	
10	Youth skilling	2,261	
11	High Quality Health Care Skilling	730	
12	Improving the adoption ecosystem in Telangana	5,067	
13	Farmer Livelihood Project	6,000	
14	Making Integrated Transformation for Resourceful Agriculture	60,564	
15	Pradhan Mantri Internship Scheme	22	
16	Transforming Lives through Plant-Based Nutrition	8,460	
17	Propagating non-animal, human-relevant research in India	339	
18	Reconstructive surgery for individuals with hand deformity	125	
19	Life at Door Step - Palliative Care Programme	1,123	
20	Roshini Tele Counselling Helpline	10,751	
21	Tharuni Swalambana Rehabilitation and Skill Centre	42	
22	Community Health Intervention Program	199,752	
23	Strengthening Primary Health Care Services (PHC)	293,615	
24	Garo green spine project	1,966	
25	Action for Climate and Environment	60,621	
Total		**701,558**	

PRINCIPLE 9: BUSINESSES SHOULD ENGAGE WITH AND PROVIDE VALUE TO THEIR CONSUMERS IN A RESPONSIBLE MANNER

Essential Indicators

1. Describe the mechanisms in place to receive and respond to consumer complaints and feedback

We have a CSC helpline that receives calls, including complaints from consumers and directs them to relevant departments basis the nature of complaint. There are turnaround timelines for the resolution of each type of complaint at various department levels.

2. Turnover of products and/services as a percentage of turnover from all products/service that carry information about

	As a percentage of total turnover
Environmental and social parameters relevant to the product	We comply with the relevant laws and regulations of the countries we operate in with respect to disclosure of information on environmental and social parameters relevant to the products. 100% of our formulation products, representing around 89% of our overall revenue, carry information about safe and responsible usage on product labelling and package inserts. Further, based on the legal requirements and guidelines in the countries of our operations, we include instructions on safe disposal of products.
Safe and responsible usage	
Recycling and/or safe disposal	

3. Number of consumer complaints in respect of the following

	FY2024-25			FY2023-24		
	Received during the year	Pending resolution at end of year	Remarks	Received during the year	Pending resolution at end of year	Remarks
Data Privacy	Nil	Nil	Nil	Nil	Nil	-
Advertising	Nil	Nil	Nil	Nil	Nil	-
Cyber-security	Nil	Nil	Nil	Nil	Nil	-
Delivery of essential services	Nil	Nil	Nil	Nil	Nil	-
Restrictive Trade Practices	Nil	Nil	Nil	Nil	Nil	-
Unfair Trade Practices	Nil	Nil	Nil	Nil	Nil	-
Other	Nil	Nil	Nil	Nil	Nil	-

4. Details of instances of product recalls on account of safety issues

Details of instances of product recalls on account of safety issues	Number	Reasons for recall
Voluntary recalls	18	Stability OOS, Market Complaint, Deviation
Forced recalls	0	NA

5. Does the entity have a framework/policy on cyber security and risks related to data privacy? (Yes/No) If available, provide a web-link of the policy

Yes, we have internal policy/procedures related to Information Security Management Systems and Global Data Privacy framework which is shared with the relevant stakeholders. The policies are also available on the intranet platform of the Company

6. **Provide details of any corrective actions taken or underway on issues relating to advertising, and delivery of essential services; cyber security and data privacy of customers; re-occurrence of instances of product recalls; penalty/action taken by regulatory authorities on safety of products/services**

No such incident

7. **Provide the following information relating to data breaches:**

a. Number of instances of data breaches - 3*

b. Percentage of data breaches involving personally identifiable information of customers - Nil

C. Impact, if any, of the data breaches - Nil

**The reported number had no material impact on the entity*

Leadership Indicators

1. **Channels/platforms where information on products and services of the entity can be accessed (provide web link, if available)**

Information relating to the products of the company is available on our website at https://www.drreddys.com. Additionally, it is also available on country-specific microsites, accessible through the globe icon on the top right corner of our website. Information related to our Active Pharmaceutical Ingredient (API) products is available in greater detail on https://api.drreddys.com/.

2. **Steps taken to inform and educate consumers about safe and responsible usage of products and/or services**

All our formulation products carry information about safe and responsible usage of medicines through product labels and package inserts. This includes comprehensive information on conditions for storage and use, dosage instructions, and potential side effects. Additionally, based on the legal requirements and guidelines in the countries of our operations, we also include instructions on safe disposal of products to protect public health and minimise environmental risks.

3. **Mechanisms in place to inform consumers of any risk of disruption/discontinuation of essential services**

During the year, there were no major disruptions of critical services of the Company. There is continual communication maintained with customers which help to identify problems before they become serious and allows both parties to work for resolution of the same. The Company's teams focus on quality and customer service, continue to strengthen our relationship and position Dr. Reddy's as a trusted partner.

4. **Does the entity display product information on the product over and above what is mandated as per local laws (Yes/No/Not applicable) If yes, provide details in brief**

The Company understands the importance of fair disclosure of the description of its products and thereby, ensures to disclose, truthfully and factually, such relevant information including risks about the product, as may be required statutorily, through labelling so that the consumers can exercise their freedom to consume in a responsible manner. The Company has always believed in being transparent with its customers by providing all the relevant details.

Did your entity carry out any survey with regard to consumer satisfaction relating to the major products/services of the entity, significant locations of operation of the entity or the entity as a whole

The Company engages with its consumers on an ongoing basis and conducts methodical research on their satisfaction with respect to its products.